Old Kent Financial
Corporation

1999
Annual Report

OLD
KENT

Old Kent Financial Corporation

1999 Annual Report

Contents	Page

Old Kent Financial Corporation

Old Kent Financial Corporation is a bank holding company. Its principal banking subsidiary, Old Kent Bank, serves more than 100 communities in Michigan, Illinois and Indiana with over 250 banking offices. Old Kent Bank engages in commercial and retail banking and provides trust and other financial services. Approximately 71% of the Corporation's deposits and 86% of the Corporation's loans are associated with banking offices serving the lower peninsula of Michigan. The balance of banking assets are associated with offices serving northern Illinois and Indiana. Old Kent Mortgage Company operates 147 offices located in 32 states.

A Message to Our Shareholders

This 1999 Annual Report contains audited financial statements and a detailed financial review. This is Old Kent Financial Corporation's 1999 Annual Report to Shareholders. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the ''SEC'') except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 1999 Report to Shareholders accompanies this proxy statement. That report presents information concerning the business and financial results of Old Kent Financial Corporation in a format and level of detail that we believe most of our shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 1999 Annual Report are invited to request our Annual Report on Form 10-K.

Our Annual Report on Form 10-K, as filed with the SEC, will be provided to any shareholder, without charge, upon written request to Old Kent Financial Corporation, Attn: Corporate Secretary, 111 Lyon Street N.W., Grand Rapids, Michigan 49503.

Five Year Summary of Selected Financial Data

	December 31				
	1999	1998	1997	1996	1995
	(dollars in thousands, except per share data)				
For the Year					
Net interest income	$677,200	$646,368	$641,359	$601,933	$584,381
Provision for credit losses	26,175	47,218	47,337	35,876	21,906
Net income	252,539	225,323	223,520	191,967	181,340
Cash dividends	97,509	96,048	80,791	72,975	67,535
Average for the Year					
Assets	$18,070,090	$17,723,199	$17,075,136	$15,783,105	$15,067,416
Deposits	13,937,864	13,621,784	13,384,456	12,715,220	12,200,283
Loans	11,020,230	10,179,364	10,305,318	9,430,956	8,608,575
Total interest-earning assets	16,532,176	16,335,666	15,838,265	14,706,029	14,089,376
Long-term debt	200,000	200,000	191,781	100,000	12,603
Total shareholders' equity	1,251,989	1,333,150	1,377,001	1,322,289	1,253,469
At Year-end					
Assets	$17,969,832	$18,613,625	$17,594,554	$16,435,017	$15,471,287
Deposits	13,695,012	14,413,439	13,338,191	13,207,120	12,259,933
Loans	12,067,061	10,220,078	10,413,973	9,967,228	8,887,002
Long-term debt	200,000	200,000	200,000	200,000	100,000
Total shareholders' equity	1,226,873	1,320,754	1,408,588	1,343,492	1,331,458
Per Common Share (in dollars)*					
Basic earnings per share	$2.13	$1.82	$1.73	$1.45	$1.35
Diluted earnings per share	2.11	1.81	1.71	1.44	1.34
Cash dividends	.800	.688	.610	.549	.503
Book value at year-end	10.43	10.95	11.04	10.42	9.93
Dividend payout ratio	37.9%	38.0%	35.7%	38.1%	37.5%
Performance Ratios					
Return on average equity	20.17%	16.90%	16.23%	14.52%	14.47%
Return on average assets	1.40	1.27	1.31	1.22	1.20
Average equity to average assets	6.93	7.52	8.06	8.38	8.32
Yield on average interest-earning assets	7.86	7.96	8.15	8.14	8.20
Cost of average interest-bearing liabilities	4.19	4.53	4.67	4.65	4.63
Average net interest spread	3.67	3.43	3.48	3.49	3.57
Average net interest margin	4.20	4.04	4.13	4.18	4.25
Capital Ratios at Year-end					
Equity to assets	6.83%	7.10%	8.01%	8.17%	8.61%
Leverage ratio	7.17	6.97	7.70	7.54	7.97
Risk-based capital ratio—Tier 1	9.14	9.71	10.88	10.74	11.92
Risk-based capital ratio—Tiers 1 & 2	11.11	11.72	12.89	12.81	14.11
Credit Quality Ratios					
Allowance for credit losses to total loans	1.53%	1.76%	1.66%	1.82%	2.12%
Impaired loans to total loans	.48	.63	.61	.54	.57
Nonperforming assets to total assets	.36	.39	.41	.38	.41
Allowance to impaired loans	321	279	273	337	370
Net charge-offs to average loans	.20	.40	.49	.47	.16

* *Share data has been adjusted for stock dividends and a stock split.*

Financial Review

This financial review presents management's discussion and analysis of financial condition and results of operations. It should be read in conjunction with the Consolidated Financial Statements beginning on page S-34 and the Five Year Summary of Selected Financial Data on page S-3. As discussed in Note 2 to the Financial Statements, Old Kent completed the mergers of CFSB Bancorp, Inc., on July 9, 1999, and Pinnacle Banc Group, Inc., on September 3, 1999. These mergers were accounted for as poolings-of-interests and all financial statements have been adjusted to reflect these business combinations.

Forward-Looking Statements

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report, contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about Old Kent itself. Words such as ''anticipates,'' ''believes,'' ''estimates,'' ''expects,'' ''forecasts,'' ''intends,'' ''judgment,'' ''is likely,'' ''plans,'' ''opinion,'' ''projects,'' ''will,'' variations of such words, and similar expressions are intended to identify such forward-looking statements. Management judgments relating to, and discussion of the provision and allowance for credit losses involve judgments as to future events and are inherently forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions which are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Future factors that could cause a difference between an actual outcome and a preceding forward-looking statement include, but are not limited to, the ability to fully realize expected cost savings from mergers within the expected time frame, changes in interest rates and interest rate relationships or demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking or tax laws or regulations; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behaviors and creditworthiness; and the general economic climate. Old Kent undertakes no obligation to update, amend or clarify forward-looking statements.

Overview

Net income was $252.5 million for 1999, the forty-first consecutive year of increased per share earnings and dividends in Old Kent's history. This represented a $27.2 million increase over net income of $225.3 million for 1998. Diluted net income per share was $2.11 for 1999, up by 16.6% over the $1.81 of diluted net income per share for 1998. Diluted net income per common share has increased at an annual compound rate of 10.2% over the past five years.

During the third quarter of 1999, Old Kent recognized $17.6 million of after-tax, merger-related charges which had the effect of reducing diluted earnings per share by $.15. In addition, during the fourth quarter of 1998, Old Kent recognized $19.7 million of after-tax, merger-related charges which had the effect of reducing diluted earnings per share by $.15. Excluding these merger charges for both years, diluted earnings per share was $2.26 for 1999, or 15.3% better than the $1.96 of diluted per share earnings for 1998. For the year ended December 31, 1999, operating net income was $270.1 million, 10.3% more than operating net income of $245.0 million for 1998. Excluding a large one-time gain on the sale of the Corporation's credit card portfolio included in the 1997 results, the 1998 diluted earnings per share of $1.96 represents a 20.2% increase.

Effective with the fourth quarter of 1999, the quarterly cash dividend rate on common stock was increased to $.22 per share. The new annualized rate of $.88 per share is 15.8% greater than the rate paid in the fourth quarter of 1998, and includes the effect of a five percent stock dividend paid on July 19, 1999. Old Kent has paid increased cash dividends each year since its formation as a holding company in 1972. The compound annual growth rate for the Corporation's per share dividend payment for the last five years is 11.7%. The dividend payout ratio has averaged 37.4% over that same period.

Old Kent's corporate culture is geared toward maximizing shareholder value. The information appearing on page 11 of the accompanying proxy statement compares the performance of Old Kent Common Stock with the S&P 500 and the KBW 50 indexes. The total return, as shown, is measured using both stock price appreciation and the effect of reinvestment of cash dividends paid. The S&P 500 index includes the performance of five hundred individual stocks selected by Standard & Poor's Corporation to be a representative indicator of a broad base of industries whose stocks are traded and available to the investing public. The KBW 50 index is based upon the stock performance of 50 large financial services companies selected by Keefe, Bruyette, and Woods, Inc., specialists in the financial services industry. The total return of the KBW 50 index is calculated in the same manner as the S&P 500 index. Old Kent is included in both the S&P 500 and KBW 50 indexes. The table displays the December 31, 1999 value of an initial $100 investment in Old Kent Common Stock made one, five and ten years prior to the year-end 1999 date (with dividends reinvested). The table indicates that the total return on an investment in Old Kent Common Stock surpassed that of the S&P 500 and KBW 50 for the ten year period, was approximately the same as both indexes for the five year period, and was below both indexes for the year 1999.

	December 31, 1999 value of a $100 investment made			Equivalent Compound Annual Rate of Return		
	1 yr ago	5 yrs ago	10 yrs ago	1 year	5 year	10 year
Old Kent Common Stock	$ 81.4	$339.7	$664.8	(18.6)%	27.7%	20.9%
S&P 500 Index	$121.1	$351.1	$532.8	21.1%	28.6%	18.2%
KBW 50 Index	$ 96.5	$346.2	$502.2	(3.5)%	28.2%	17.5%

The Corporation's return on average total equity in 1999 was 20.2%, compared to an equity return of 16.9% for 1998. Old Kent's return on equity has averaged 16.46% over the past five years. Old Kent's return on average assets was 1.40% for 1999 compared to 1.27% for 1998, and has averaged 1.28% over the last five years.

Steady annual earnings increases have been attributable to balance sheet growth and to increases in non-interest income. Total average interest-earning assets increased by $197 million, or 1.2%, in 1999 and by $497 million, or 3.1%, in 1998. Over the last five years, total average interest-earning assets have increased at a compound annual growth rate of 4.7%. Interest-earning assets primarily consist of securities (including those classified as available-for-sale and those classified as held-to-maturity) and loans. Average securities decreased by $521 million, or 12%, in 1999. This decrease was primarily the result of Old Kent's liquidation of securities to fund growth in loans, which averaged $11.0 billion in 1999 compared to $10.2 billion in 1998. This represented an increase of $841 million, or 8.3% more than the average for 1998. During 1998, the Corporation took measures to reduce credit risk by exiting certain marginal commercial relationships as well as by reducing certain consumer loan portfolio components having higher credit risk, which management believed would have negatively impacted the Corporation's future profitability. These actions combined with continued stringent credit underwriting policies, and a generally favorable economy had a positive impact on 1999 performance.

Business of the Corporation

Old Kent is a financial services organization which operates as a bank holding company. The services offered by Old Kent's subsidiaries cover a wide range of banking, fiduciary and other financial services. These include commercial, mortgage, and retail loans, business and personal checking accounts, savings and retirement accounts, time deposit instruments, ATMs, debit cards and other electronically accessed banking services, money transfer services, safe deposit facilities, cash management, real estate and lease financing, international banking services, investment management and trust services, personal investment and related advisory services, brokerage and investment advisory services, and access to insurance products.

The principal sources of revenues for Old Kent are interest and fees on loans, principally originated by the Corporate Banking, Retail Banking, Community Banking and Mortgage Banking lines of business. Interest and fees on loans accounted for 54% of total revenues in 1999, 54% in 1998 and 58% in 1997. Approximately 71% of deposits and 86% of total loans at December 31, 1999, were associated with these business lines serving the

lower peninsula of the State of Michigan, excluding the Mortgage Banking line of business which operates 147 offices in 32 states.

Interest on securities, attributable to the Treasury line of business, is also a significant source of revenue, accounting for 14% of total revenues in 1999, 17% in 1998, and 18% in 1997.

Investment and Insurance Services generates revenues primarily from fees and commissions on various investment products within investment management and trust, brokerage and insurance activities. These accounted for 6.0%, 5.5%, and 4.4% of total revenues in 1999, 1998, and 1997 respectively. This business line primarily services customers in the lower peninsula of the State of Michigan.

Old Kent has had no foreign loans or hedge fund investments at any time during the last five years. The foreign activities of the Corporation primarily involve time deposits with banks, and placements and exchange transactions for domestic customers of the banks. These activities were not material to the Corporation's financial condition or results of operations.

Line of Business Management Approach

Old Kent's primary business activities are administered under a ''line of business'' management approach. Under this approach, key executives of the Corporation are individually responsible for optimizing operating results in each of their respective ''lines.'' For the years 1999 and 1998, Old Kent has identified these lines as follows:

Line	Old Kent Executive	Primary Business Activities
Corporate Banking	Daniel W. Terpsma	Credit, cash management, and international services for corporate customers
Retail Banking	David C. Schneider	Retail deposits, retail delivery, consumer lending, leasing and small business banking
Community Banking	Michelle L. Van Dyke	Loans, deposits and other services for all customers and small businesses in smaller communities
Investment and Insurance Services	Kenneth C. Krei	Asset management, employee benefit programs, mutual funds, trust services, private banking, brokerage services and insurance to consumers, business owners, and corporations
Mortgage Banking	Donald R. Britton	Origination and acquisition, sale and servicing of residential mortgages on a nationwide basis
Treasury	Ronald C. Mishler	Investment portfolio, funds management, and interest rate risk management

The following represents the percentage of net income provided by each line of business in 1999, excluding the $17.6 million of after-tax, merger-related charges associated with Old Kent's acquisition of CFSB Bancorp, Inc. and Pinnacle Banc Group, Inc. on July 9, 1999, and September 3, 1999, respectively, in pooling-of-interests transactions. Excluding these charges, Old Kent's operating net income was $270.1 million for 1999.

Corporate Banking	26%
Retail Banking	25
Community Banking	23
Investment and Insurance Services	11
Mortgage Banking	8
Treasury	7
Total	100%

Disclosure about Old Kent's business segments required by Statement of Financial Accounting Standard No. 131, ''Disclosures about Segments of an Enterprise and Related Information'', are included in Note 17 to the Consolidated Financial Statements. Old Kent intends to combine its Community Banking line of business with the Retail Banking line of business in 2000.

Mergers and Acquisitions

Old Kent's primary method of expansion into new markets has been through acquisitions of other financial institutions. Further expansion into new markets will likely continue in a similar fashion. The following is a summary of Old Kent's significant merger and acquisition activity during the last three years.

On September 3, 1999, Old Kent completed the acquisition of Pinnacle Banc Group, Inc. (''Pinnacle''). The merger was accounted for as a pooling-of-interests. Old Kent exchanged approximately 5.6 million shares of Old Kent Common Stock for all of the outstanding shares of Pinnacle Common Stock. Pinnacle was a bank holding company headquartered in the Chicago suburb of Oak Brook, Illinois. When acquired, Pinnacle had assets of approximately $1.0 billion and consolidated deposits of approximately $861 million. Pinnacle was the parent of Pinnacle Bank, which operated thirteen branches in the Chicago metropolitan area and Pinnacle Bank of the Quad-Cities, which operated three branches in western Illinois.

On July 9, 1999, Old Kent completed the acquisition of CFSB Bancorp, Inc. (''CFSB''). The merger was accounted for as a pooling-of-interests. Old Kent exchanged approximately 5.5 million shares of Old Kent Common Stock for all of the outstanding shares of CFSB Common Stock. CFSB was a holding company headquartered in Lansing, Michigan. When acquired, CFSB had consolidated assets of approximately $878 million and consolidated deposits of approximately $567 million. CFSB was the parent of Community First Bank. CFSB provided banking services through sixteen offices in Ingham, Clinton, Eaton and Ionia Counties in Michigan.

Old Kent completed the operational assimilation and systems conversion of the banks acquired in 1999 on the dates of these mergers. This allowed the corporation to begin realizing savings resulting from elimination of redundant operations and staffing immediately. During 2000, the Corporation expects to realize the full $19 million of savings projected.

On October 1, 1998, Old Kent completed the acquisition of First Evergreen Corporation (''First Evergreen''). When acquired, First Evergreen had assets of approximately $1.9 billion and deposits of approximately $1.7 billion. The merger was accounted for as a pooling-of-interests. Old Kent exchanged approximately 12.8 million shares of Old Kent Common Stock for all of the outstanding shares of First Evergreen Common Stock. First Evergreen was a bank holding company headquartered in Evergreen Park, Illinois. First Evergreen provided banking services through eight offices in Cook County, Illinois.

On September 1, 1997, Old Kent Insurance Group, Inc. (a subsidiary of Old Kent Bank), acquired Grand Rapids Holland Insurance Agency, Inc. (''GRH''), a provider of commercial and personal insurance products through offices in western Michigan. Old Kent issued approximately 86,000 shares of its common stock to acquire all the outstanding common stock of GRH. When acquired, GRH had assets of approximately $6.2 million.

On January 1, 1997, Old Kent acquired Seaway Financial Corporation (''Seaway''), a bank holding company headquartered in St. Clair, Michigan. Seaway was the parent of The Commercial and Savings Bank of St. Clair County (St. Clair, Michigan) and The Algonac Savings Bank (Algonac, Michigan). When acquired, Seaway had total assets and total deposits of approximately $345 million and $302 million, respectively. Old Kent issued approximately 1.9 million shares of Old Kent Common Stock in exchange for all of the outstanding common stock of Seaway. These banks were merged into and with Old Kent Bank in 1997.

Pending Acquisitions as of December 31, 1999

During the first quarter of 2000, Old Kent expects to complete the acquisition of Merchants Bancorp, Inc. (''Merchants''). The merger is intended to be accounted for as a pooling-of-interests. Old Kent will exchange .83 shares of Old Kent Common Stock for each outstanding share of Merchants Common Stock. The issuance is expected to total approximately 4.5 million shares. Merchants is a bank holding company headquartered in Aurora, Illinois, with consolidated assets of approximately $979 million and consolidated deposits of approximately $721 million at December 31, 1999. Merchants operates 12 suburban Chicago area banking sites and two banking sites in DeKalb and Kendall Counties, Illinois.

On September 9, 1999, Old Kent entered into a definitive agreement for the acquisition of Grand Premier Financial, Inc. (''Grand Premier''). The merger is intended to be accounted for as a pooling-of-interests. Old Kent will exchange .4231 shares of Old Kent Common Stock for each outstanding share of Grand Premier Common Stock. Old Kent expects to issue approximately 10 million shares related to this transaction. Grand Premier is a bank holding company headquartered in Wauconda, Illinois, with assets of approximately $1.7 billion and deposits of approximately $1.4 billion at December 31, 1999. Grand Premier operates 23 banking offices in the Chicago area and northern Illinois. The merger is subject to shareholder and regulatory approval and is expected to be completed in the second quarter of 2000.

Summary of Operating Results

The following is a summary of the major components of the Corporation's operating results for the last five years:

Year ended December 31	Proforma 1999 Excluding Merger Charges*	1999	Proforma 1998 Excluding Merger Charges**	1998	1997	1996	1995
				(in thousands)			
Net interest income	$677,200	$677,200	$646,368	$646,368	$641,359	$601,933	$584,381
Add: taxable-equivalent adjustment	16,729	16,729	13,944	13,944	13,221	12,548	14,306
Taxable-equivalent net interest income	693,929	693,929	660,312	660,312	654,580	614,481	598,687
Provision for credit losses	(26,175)	(26,175)	(43,718)	(47,218)	(47,337)	(35,876)	(21,906)
Non-interest income	424,760	424,760	369,478	369,478	284,216	227,535	185,640
Non-interest expense	(660,469)	(686,469)	(599,941)	(624,934)	(536,395)	(506,503)	(481,335)
Income taxes, including taxable-equivalent adjustment	(161,906)	(153,506)	(141,130)	(132,315)	(131,544)	(107,670)	(99,746)
Net income	$270,139	$252,539	$245,001	$225,323	$223,520	$191,967	$181,340

* *Proforma results for 1999 "excluding merger charges" have been adjusted to exclude the effects of $17.6 million of one-time, after-tax merger charges related to the July 9, 1999, and September 3, 1999, acquisitions of CFSB Bancorp, Inc. and Pinnacle Banc Group, Inc. accounted for as poolings-of-interests.*

** *Proforma results for 1998 "excluding merger charges" have been adjusted to exclude the effects of $19.7 million of one-time, after-tax merger charges related to the October 1, 1998, acquisition of First Evergreen Corporation, accounted for as a pooling-of-interests.*

Net Interest Income

In the summaries above, the taxable-equivalent adjustment increases tax-exempt income to an amount equivalent to interest income subject to income taxes at statutory rates. The federal income tax rate was 35% for all years presented. During 1999, total average interest-earning assets increased by $196.5 million, or 1.2%. In that same period, total average interest-bearing liabilities increased by $345.2 million, or 2.4%.

The following table sets forth the changes in interest income and interest expense as they relate to changes in volumes and changes in rates:

	1999 Compared to 1998 Increase (Decrease)*			1998 Compared to 1997 Increase (Decrease)*		
Fully taxable-equivalent	**Change in Income/Expense**	**Due to Volume**	**Due to Rate**	**Change in Income/Expense**	**Due to Volume**	**Due to Rate**
	(dollars in thousands)					
Interest-Earning Assets:						
Loans (including mortgages held-for-sale)	$33,131	$57,372	$(24,241)	$27,792	$61,256	$(33,464)
Taxable securities	(43,610)	(40,499)	(3,111)	(15,110)	(10,601)	(4,509)
Tax-exempt securities	7,552	10,104	(2,552)	1,746	3,074	(1,328)
Interest-earning deposits	(329)	(382)	53	(105)	(59)	(46)
Federal funds sold and resale agreements	1,186	1,208	(22)	(4,571)	(4,533)	(38)
Trading account securities	1,013	858	155	(603)	(383)	(220)
Change in Interest Income	(1,057)	28,661	(29,718)	9,149	48,754	(39,605)
Interest-Bearing Liabilities:						
Savings deposits	17,347	16,876	471	12,407	8,478	3,929
Time deposits:						
Negotiable	(2,002)	1,589	(3,591)	(1,735)	279	(2,014)
Foreign	1,835	1,937	(102)	(106)	(75)	(31)
Consumer	(44,866)	(19,702)	(25,164)	(28,443)	(16,402)	(12,041)
Federal funds purchased and repurchase agreements	(5,754)	(1,342)	(4,412)	12,417	12,566	(149)
Other borrowed funds	(904)	5,486	(6,390)	8,423	12,457	(4,034)
Long-term debt	(329)	—	(329)	454	548	(94)
Change in Interest Expense	(34,673)	4,844	(39,517)	3,417	17,851	(14,434)
Change in Net Interest Income	$33,616	$23,817	$9,799	$5,732	$30,903	$(25,171)

* *The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute amounts of the change in each. Yields are calculated on a fully taxable basis, using a federal tax rate of 35% for all years presented.*

Net interest margin is calculated by dividing taxable-equivalent net interest income by average interest-earning assets. Interest spread is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The net interest margin was 4.20% in 1999 compared to 4.04% for 1998. The interest spread was 3.67% for 1999 and 3.43% for 1998. The primary factors underlying the increases in net interest margin and interest spread were an increase in loan balances and a decrease in cost of total interest-bearing liabilities from 4.53% in 1998 to 4.19% in 1999.

The net interest margin was 4.04% in 1998 compared to 4.13% for 1997. The interest spread was 3.43% for 1998 and 3.48% for 1997. The average yield on interest-earning assets also decreased to 7.96% in 1998 from 8.15% in 1997. The primary factor underlying the decreases in net interest margin, interest spread, and yield on total interest-earning assets was a decline in yield on mortgages held-for-sale to 6.91% in 1998 from 7.40% in 1997. This decrease in yield, combined with the overall increase in the mortgages held-for-sale average balance of $845 million from 1997 to 1998 compressed the margin. The average cost of interest-bearing liabilities decreased to 4.53% in 1998 from 4.67% 1997, but was not enough to offset the impact of the decrease in yield on total interest-earning assets.

Percentage	Prime Interest Rate 1999	1998	1997	Three Month U.S. Treasury Bill Rate 1999	1998	1997
Simple average during year	8.00%	8.35%	8.44%	4.78%	4.89%	5.19%
At December 31	8.50%	7.75%	8.50%	5.33%	4.45%	5.35%

As indicated above, interest rates over the past three years have fallen each year, but increased in the second half of 1999. As shown in the preceding ''rate/volume'' table, both increases in volume and increases in rate contributed to the increase in interest income. In 1998, the increase in average total earning assets, particularly mortgages held-for-sale, was the primary factor for the increase in net interest income, more than offsetting decreases in rate.

The interest rate environment is significantly impacted by the health of the national economy and the monetary policies of the Federal Reserve. There are a number of factors which affect net interest income, including the mix of interest-earning assets, the mix of interest-bearing liabilities, and the interest rate sensitivity of the various categories. As of December 31, 1999, Old Kent's management believes that the Corporation's net interest income would not be materially impacted by upward or downward movements in prevailing interest rates within anticipated ranges, as discussed later in this report.

Analysis of Net Interest Income

The following table allocates net interest income and interest-earning assets to show how much was attributable to each major funding source. The interest spread on earning assets funded by interest-bearing liabilities is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The interest spread on earning assets funded by non-interest bearing liabilities and equity is the average yield on earning assets.

	1999			1998			1997		
Fully taxable-equivalent	Average Earning Assets	Interest Spread	Net Interest Income	Average Earning Assets	Interest Spread	Net Interest Income	Average Earning Assets	Interest Spread	Net Interest Income
				(dollars in millions)					
Source of Funding:									
Interest-bearing liabilities	$14,453.2	3.67%	$530.4	$14,108.0	3.43%	$483.9	$13,613.2	3.48%	$473.7
Non-interest-bearing liabilities and equity	2,079.0	7.86%	163.5	2,227.7	7.96%	176.4	2,225.1	8.15%	180.9
Total	$16,532.2		$693.9	$16,335.7		$660.3	$15,838.3		$654.6

The following table shows the relative importance of changes in interest spread, earning asset volumes and changes in funding sources:

	1999 Over (Under) 1998			1998 Over (Under) 1997			1997 Over (Under) 1996		
Fully taxable-equivalent	Average Earning Assets	Interest Spread	Net Interest Income	Average Earning Assets	Interest Spread	Net Interest Income	Average Earning Assets	Interest Spread	Net Interest Income
				(dollars in millions)					
Source of Funding:									
Interest-bearing liabilities	$345.2	.24%	$46.5	$494.8	(.05)%	$10.2	$1,081.6	(.01)%	$36.3
Non-interest-bearing liabilities and equity	(148.7)	(.10)%	(12.9)	2.6	(.19)%	(4.5)	50.7	.01%	3.8
Total	$196.5		$33.6	$497.4		$5.7	$1,132.3		$40.1

Average Consolidated Balance Sheet

	1999			1998			1997			1996			1995		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	Income and rates on fully taxable equivalent basis (dollars in thousands)														
Average Assets:															
Loans(1)(2)	$11,020,230	$930,488	8.44%	$10,179,364	$891,548	8.76%	$10,305,318	$917,729	8.91%	$9,430,956	$846,873	8.98%	$8,608,575	$780,445	9.07%
Taxable investment securities	3,311,221	208,349	6.29	3,958,263	251,959	6.37	4,122,830	267,069	6.48	4,379,432	279,964	6.39	4,460,026	296,326	6.64
Tax-exempt investment securities(2)	501,846	39,657	7.90	375,873	32,104	8.54	340,481	30,358	8.92	347,026	31,645	9.12	392,358	35,932	9.16
Mortgages held-for-sale	1,592,083	114,838	7.21	1,745,941	120,647	6.91	900,936	66,674	7.40	359,785	28,374	7.89	244,192	19,140	7.84
Interest-earning deposits:															
Domestic	11,141	521	4.68	19,382	850	4.39	20,693	955	4.62	37,688	1,616	4.29	47,682	2,504	5.25
Foreign	—	—	—	—	—	—	—	—	—	6,885	390	5.66	42,599	2,515	5.90
Federal funds sold and resale agreements	65,552	3,541	5.40	43,234	2,355	5.45	126,461	6,926	5.48	133,977	7,269	5.43	273,301	16,426	6.01
Trading account securities(2)	30,103	1,609	5.35	13,609	596	4.38	21,546	1,199	5.56	10,280	527	5.13	20,643	1,197	5.80
Total earning assets	16,532,176	1,299,003	7.86	16,335,666	1,300,059	7.96	15,838,265	1,290,910	8.15	14,706,029	1,196,658	8.14	14,089,376	1,154,485	8.20
Unrealized gain/(losses) on securities available-for-sale	(20,510)			12,793			(20,525)			(19,262)			(19,002)		
Allowance for loan losses	(182,760)			(179,640)			(177,738)			(187,511)			(188,131)		
Cash and due from banks	602,259			600,968			550,213			571,902			519,242		
Other assets	1,138,925			953,412			884,921			711,947			665,931		
Total Assets	$18,070,090			$17,723,199			$17,075,136			$15,783,105			$15,067,416		
Average Liabilities and Shareholders' Equity:															
Savings deposits	$5,227,457	$146,595	2.80%	$4,632,882	$129,248	2.79%	$4,322,004	$116,841	2.70%	$4,146,572	$112,755	2.72%	$4,344,947	$120,637	2.78%
Time deposits:															
Negotiable	1,112,653	57,572	5.17	1,083,640	59,574	5.50	1,078,538	61,309	5.68	1,278,399	75,338	5.89	1,586,867	96,166	6.06
Foreign	75,232	3,842	5.11	37,384	2,007	5.37	38,792	2,113	5.45	46,841	2,685	5.73	225,964	14,137	6.26
Other time	5,450,700	266,175	4.88	5,836,520	311,043	5.33	6,138,957	339,486	5.53	5,575,417	307,218	5.51	4,466,249	242,316	5.43
Total interest-bearing deposits	11,866,042	474,184	4.00	11,590,426	501,872	4.33	11,578,291	519,749	4.49	11,047,229	497,996	4.51	10,624,027	473,256	4.45
Federal funds purchased and repurchase agreements	973,603	42,513	4.37	1,002,060	48,267	4.82	739,981	35,850	4.84	534,903	24,870	4.65	440,547	22,572	5.12
Other borrowed funds	1,413,550	75,225	5.32	1,315,516	76,127	5.79	1,103,151	67,704	6.14	849,460	52,551	6.19	933,086	59,093	6.33
Subordinated debt	100,000	6,745	6.75	100,000	6,745	6.75	100,000	6,745	6.75	100,000	6,760	6.76	12,603	877	6.96
Capital securities	100,000	6,407	6.41	100,000	6,736	6.74	91,781	6,282	6.84	—	—	—	—	—	—
Total interest-bearing funds	14,453,195	605,074	4.19	14,108,002	639,747	4.53	13,613,204	636,330	4.67	12,531,592	582,177	4.65	12,010,263	555,798	4.63
Demand deposits	2,071,822			2,031,358			1,806,165			1,667,991			1,576,256		
Other liabilities	293,084			250,688			278,766			261,233			227,428		
Shareholders' equity:															
Common stock, capital surplus and retained earnings	1,264,907			1,323,602			1,388,492			1,336,054			1,266,264		
Unrealized gain/(losses) on securities available-for-sale	(12,918)			9,549			(11,491)			(13,765)			(12,795)		
Total Liabilities and Shareholders' Equity	$18,070,090			$17,723,199			$17,075,136			$15,783,105			$15,067,416		
Fully Taxable-Equivalent Net Interest Income		$693,929	3.67%		$660,312	3.43%		$654,580	3.48%		$614,481	3.49%		$598,687	3.57%
Net Interest Income as a Percentage of Average Earning Assets			4.20%			4.04%			4.13%			4.18%			4.25%
Percentage of Total Assets:															
Foreign Assets	—			—			—			.04%			.28%		
Foreign Liabilities	.42%			.21%			.23%			.30%			1.50%		

(1) Loan fees are included in interest income and are used to calculate average rates earned. Non-accrual loans are included in the average loan balances.
(2) Yields are computed on a fully taxable-equivalent basis using a federal tax rate of 35% in all years presented.

Loan Portfolio

As a financial intermediary, the acceptance and management of credit risk is an integral part of Old Kent's business activities. The Corporation has established strict credit underwriting standards. Except for certain loans, these standards include a policy of granting loans only within Old Kent's defined target market areas (primarily midwestern states) and prohibition of foreign loans. Lending standards are codified in a comprehensive lending policy which is uniform throughout the organization. Old Kent's lending staff is highly skilled and experienced. The Corporation's conservative lending philosophy is implemented through strong administrative and reporting requirements. Old Kent maintains a centralized, independent loan review function which monitors asset quality at its subsidiary banks. The Corporation also employs a centralized group of specialists which assists the subsidiaries in resolving troubled loans.

Composition of total loans at December 31, 1999:	Percent of total
Commercial, financial, agricultural loans and leases	28%
Real estate loans—commercial and construction	29
Total commercial loans	57
Real estate loans—residential mortgages	14
Consumer home equity loans	17
Consumer loans (primarily automobile loans)	12
Total Loans	100%

One of Old Kent's strengths is its diversified loan portfolio. Approximately 43% of Old Kent's loan assets are comprised of credits granted to consumers in the form of residential mortgages and a variety of other consumer credit products, such as automobile loans, home equity loans, educational loans and other consumer financings.

Loans to commercial borrowers represent approximately 57% of Old Kent's loan portfolio. These loans are grouped by their nature and industry diversification, and as non-real estate related and as real estate related.

Commercial loan mix at December 31, 1999:	Total	Real Estate Related: Owner Occupied	Real Estate Related: Non-owner Occupied	Non-Real Estate Related
		(dollars in millions)		
Contractors & Property Managers	$2,127.3	$416.6	$1,270.7	$440.0
Services	1,239.1	355.5	277.0	606.6
Manufacturing	910.0	102.7	18.9	788.4
Retail	566.8	118.5	38.2	410.1
Wholesale	382.2	40.6	14.5	327.1
Finance	453.2	135.5	168.7	149.0
Transportation	150.4	27.2	23.3	99.9
Agriculture	55.0	9.9	5.4	39.7
Other	775.1	313.7	152.7	308.7
Leasing	262.3	—	—	262.3
Total	$6,921.4	$1,520.2	$1,969.4	$3,431.8

At December 31, 1999, Old Kent's commercial loan and lease portfolio, excluding real estate related loans, approximated $3.4 billion, or about 28% of total loans. Loans to manufacturers represented the largest component at 23% of total non-real estate commercial loans. These loans are diversified among a large number of borrowers who produce a wide variety of durable and non-durable goods.

Commercial real estate and construction loans at December 31, 1999, totaled approximately $3.5 billion, or 29% of total loans. These loans have been grouped as owner-occupied (borrowers who occupy and utilize the

loan related property in their respective businesses) and as non-owner-occupied (borrowers whose principal purpose of ownership lies in the production of rental receipts from the related property). As indicated, loans to the various categories of owner-occupied properties were 44% of commercial real estate and construction loans, and loans for non-owner-occupied properties were 56% of that total. Non-owner-occupied loans totaled $2.0 billion, or 17% of total loans and are distributed over a diverse base of borrowers. The largest segment within non-owner-occupied loans was housing related loans at 20% of total commercial real estate and construction loans.

At December 31, 1999, home equity loans secured by residential real estate represented 60%, and automobile loans were 28% of total consumer loans. During 1999, consumer loans increased by 40%, to $3.5 billion. This increase was the result of specific strategies intended to improve profitability through a higher yielding mix of total interest-earning assets. The strategies included both higher levels of loan originations by Old Kent's sales personnel along with the purchase of loans as discussed below. Based on the Corporation's ongoing development of its cultural orientation towards sales, Old Kent produced approximately $1.4 billion of consumer loans through its sales staff. During the same time, the credit quality of the Corporation's consumer loan portfolio has improved. At December 31, 1999, only 1.2% of total consumer loans were past due by 30 days or more, compared to 1.9% one year earlier.

Beginning in late 1998, as a means of better leveraging its balance sheet to enhance profitability, Old Kent began developing relationships to acquire consumer loans originated primarily through flow arrangements with third party originators. These loans, which largely consisted of home equity loans secured by residential real estate, aggregated approximately $822 million in 1999 and $39 million in 1998. The Corporation's underwriting criteria for these loan originations closely parallel those for loans originated under Old Kent's internal underwriting standards and include a reasonable expectation of appropriate returns based upon prudent assessments of risk, giving consideration to collateral values and expected duration in relation to the proposed transaction terms, and also included satisfactory completion of ''due diligence'' by qualified Old Kent staff. The due diligence procedures followed by the Corporation included an examination of the proposed loans; a review of the historical performance of similar loans originated by the counterparty; and consideration of the counterparty's reputation, history and its financial viability. In those instances where the loans are serviced by the counterparty, Old Kent also conducts on-site inspections of the servicer on a periodic, ongoing basis.

At December 31, 1999, these purchased loans had a carrying value of $790 million, with an associated delinquency ratio of 1.2%. These purchases also served to further geographically diversify the Corporation's credit risk, as they generally consist of loans originated outside of Old Kent's primary banking markets of Michigan, Illinois and Indiana. The credit risk of these purchased consumer loan portfolios as a group is geographically diversified. As of December 31, 1999, each of these purchased loan portfolios had performed in accordance with, or better than, Old Kent's initial expectation at the time of purchase. The Corporation expects to continue this strategy during 2000, by acquiring similar loan packages from time to time based on ''flow'' arrangements with select counterparties, provided that such portfolios, and the originators, continue to meet Old Kent's standards.

Old Kent has no foreign loans. Old Kent's policy is to be highly restrictive in granting credit to borrowers in businesses which are highly cyclical, such as agriculture and petroleum production. The Corporation is extremely selective in participating in loan syndications.

The following table summarizes the components of the Corporation's total loans at December 31 for each of the last five years:

	December 31				
	1999	1998	1997	1996	1995
	(dollars in millions)				
Commercial, financial and agricultural loans	$3,169.5	$2,818.6	$2,739.2	$2,411.3	$2,162.8
Real estate loans—commercial	2,397.7	2,093.0	2,074.1	1,927.3	1,813.8
Real estate loans—construction	1,091.9	742.8	622.1	500.9	310.6
Real estate loans—residential mortgages	1,647.1	1,895.9	2,031.1	2,084.8	1,758.7
Consumer home equity loans	2,081.9	1,125.1	1,012.7	805.3	684.8
Consumer loans—other	1,416.7	1,378.3	1,758.2	1,710.8	1,625.6
Credit card loans	—	—	1.7	317.6	323.6
Lease financing	262.3	166.4	174.8	209.2	207.1
Total loans	$12,067.1	$10,220.1	$10,413.9	$9,967.2	$8,887.0

Provision for Credit Losses

The provision for credit losses is the amount added to the allowance for credit losses to absorb probable credit losses. The amount of the credit loss provision is determined by management, in its judgment, after reviewing the risk characteristics of the loan portfolio, historical credit loss experience and economic conditions. These determinations are reviewed by Old Kent's centralized, independent loan review function which monitors the credit quality of the Corporation's loan portfolio through its uniform procedures, credit grading and reporting systems.

The following table summarizes the credit loss provisions, net credit losses and the allowance for credit losses for the last five years:

	Year ended December 31				
	1999	1998	1997	1996	1995
	(dollars in thousands)				
Provision for credit losses	$26,175	$47,218	$47,337	$35,876	$21,906
Net credit losses	21,613	40,339	50,641	44,251	13,616
Allowance for credit losses at year-end	184,287	179,605	173,203	181,898	188,430
Allowance as a percentage of:					
Year-end loans	1.53%	1.76%	1.66%	1.82%	2.12%
Year-end loans, excluding loans secured by residential first and second mortgages	2.21%	2.49%	2.35%	2.57%	2.92%
Impaired loans	321%	279%	273%	337%	370%
Ratio of net charge-offs to average loans outstanding during the year	.20%	.40%	.49%	.47%	.16%
Credit loss recoveries as a percentage of prior year charge-offs	36%	25%	29%	54%	50%

The provision for credit losses was $26.2 million in 1999, down from a provision of $43.7 million in 1998, excluding a special merger-related credit loss provision of $3.5 million to conform First Evergreen's credit review process and reserves with those of Old Kent. Favorable credit quality combined with the reduction in net credit losses justified a reduction of the provision from that of 1998. Impaired loans at December 31, 1999, totaled $57.4 million, a decrease of $7 million over $64.4 million at year-end 1998. At December 31, 1999, the ratio of the allowance to impaired loans was 321%. Over the past five years, the Corporation's actual loss experience on residential real estate loans has been negligible. At December 31, 1999, the ratio of the allowance to total loans exclusive of residential mortgages was 2.21%.

The following table summarizes loan balances at the end of each period and the daily averages; changes in the allowance for credit losses arising from loans charged-off and recoveries on loans previously charged-off, by loan classification; and additions to the allowance which have been charged to expense:

	Year ended December 31				
	1999	1998	1997	1996	1995
	(dollars in thousands)				
Loans outstanding at end of year	$12,067,061	$10,220,078	$10,413,973	$9,967,228	$8,887,002
Daily average of loans outstanding for year	$11,020,230	$10,179,364	$10,305,318	$9,430,956	$8,608,575
Balance of allowance for credit losses at beginning of year	$179,605	$173,203	$181,898	$188,430	$179,458
Net change in allowance due to loans (sold) and purchased	120	(477)	(5,391)	1,843	682
Provision for credit losses	26,175	47,218	47,337	35,876	21,906
Loans charged-off:					
Commercial, financial and agricultural loans	13,948	22,784	12,713	5,018	5,657
Real estate loans—commercial	2,517	3,533	1,449	3,451	2,805
Real estate loans—construction	549	160	911	67	29
Real estate loans—residential mortgages	621	698	708	336	338
Consumer loans (including home equity loans)	21,794	25,507	33,036	19,065	11,167
Credit card loans	—	2	13,551	20,855	5,626
Lease financing	3,016	4,703	5,021	9,845	1,148
Total charged-off	42,445	57,387	67,389	58,637	26,770
Recoveries of loans previously charged-off:					
Commercial, financial and agricultural loans	6,251	3,401	4,459	3,370	3,004
Real estate loans—commercial	1,833	1,166	3,260	4,703	5,779
Real estate loans—construction	31	58	73	1,359	469
Real estate loans—residential mortgages	—	27	411	85	63
Consumer loans (including home equity loans)	10,949	10,838	6,473	3,131	3,052
Credit card loans	—	1	579	929	600
Lease financing	1,768	1,557	1,493	809	187
Total recovered	20,832	17,048	16,748	14,386	13,154
Balance of allowance for credit losses at end of year	$184,287	$179,605	$173,203	$181,898	$188,430

The following tables summarize net credit losses (total loans charged-off less total loans recovered) and their relationship to the daily average balances for each loan type listed for the last five years:

	Net credit losses (recoveries) for the year ended December 31				
	1999	1998	1997	1996	1995
	(dollars in thousands)				
Commercial, financial and agricultural loans	$7,697	$19,383	$8,254	$1,648	$2,653
Real estate loans—commercial	684	2,367	(1,811)	(1,252)	(2,974)
Real estate loans—construction	518	102	838	(1,292)	(440)
Real estate loans—residential mortgages	621	671	297	251	275
Consumer loans (including home equity loans)	10,845	14,669	26,563	15,934	8,115
Credit card loans	—	1	12,972	19,926	5,026
Lease financing	1,248	3,146	3,528	9,036	961
Total net credit losses	$21,613	$40,339	$50,641	$44,251	$13,616
Net credit losses as a percentage of daily average total loans	.20%	.40%	.49%	.47%	.16%

Old Kent's reserve for credit losses ("reserve") is general in nature and available to absorb credit losses of any loan segment. For analytical purposes in the table below, Old Kent has allocated its reserve among all loan segments at December 31, 1999. For the dates preceding 1999, the Corporation did not allocate the reserve in its entirety.

Allocation of allowance for credit losses at December 31

	1999		1998		1997		1996		1995	
	Allowance	Percent of loans to total loans	Allowance	Percent of loans to total loans	Allowance	Percent of loans to total loans	Allowance	Percent of loans to total loans	Allowance	Percent of loans to total loans
	(dollars in thousands)									
Commercial, financial and agricultural	$80,159	26.3%	$72,000	27.6%	$69,500	26.3%	$58,500	24.2%	$62,500	24.4%
Real estate—commercial	39,515	19.9	36,000	20.5	28,000	19.9	27,800	19.3	37,200	20.4
Real estate—construction	11,290	9.0	11,000	7.3	3,900	6.0	3,900	5.0	4,600	3.5
Real estate—residential	7,309	13.6	4,300	18.5	4,900	19.5	5,000	21.0	5,300	19.8
Consumer loans (including home equity loans)	39,948	29.0	31,600	24.5	43,000	26.6	41,300	25.2	36,000	26.0
Credit card loans	—	—	—	—	—	—	16,000	3.2	8,000	3.6
Leases	6,066	2.2	6,000	1.6	8,000	1.7	11,000	2.1	3,000	2.3
Not allocated	—	—	18,705	—	15,903	—	18,398	—	31,830	—
Total allowance for credit losses	$184,287	100.0%	$179,605	100.0%	$173,203	100.0%	$181,898	100.0%	$188,430	100.0%

Net credit losses as a percent of daily average balance for the year

	1999	1998	1997	1996	1995
Commercial, financial and agricultural loans	.07%	.19%	.08%	.02%	.03%
Real estate loans—commercial	.01	.02	(.02)	(.01)	(.03)
Real estate loans—construction	—	—	.01	(.01)	—
Real estate loans—residential mortgages	.01	.01	—	.01	—
Consumer loans (including home equity loans)	.10	.15	.26	.17	.09
Credit card loans	—	—	.13	.20	.06
Leases	.01	.03	.03	.09	.01
Total	.20%	.40%	.49%	.47%	.16%

The decrease of 20 basis points in 1999 from 1998 is primarily the result of continued conservative underwriting standards as well as a generally favorable economy. As a result of the sale of the Corporation's credit card portfolio in 1997, net credit losses in this category were significantly reduced in 1998. Net credit losses for 1998 included approximately $3 million, or .03% of average total loans, attributable to Old Kent's application of its credit evaluation policies and practices to First Evergreen's loan portfolio at the time of the merger.

Nonperforming Assets

The following is a summary of nonperforming assets for the last five years:

	December 31				
	1999	1998	1997	1996	1995
	(dollars in thousands)				
Impaired loans:					
Nonaccrual loans	$ 55,491	$61,238	$59,610	$49,866	$46,932
Restructured loans	1,878	3,147	3,911	4,162	4,006
Total impaired loans	57,369	64,385	63,521	54,028	50,938
Other real estate owned	8,151	8,106	8,213	8,424	12,040
Total nonperforming assets	$65,520	$72,491	$71,734	$62,452	$62,978
Impaired loans as a percentage of total loans	.48%	.63%	.61%	.54%	.57%

At December 31, 1999, commercial loans represented 51% of loans on nonaccrual status, down from 85% one year earlier. The offsetting increase was in residential mortgage loans which represented 45% at year-end 1999 compared to 13% at year-end 1998. Old Kent has historically experienced negligible losses on loans secured by residential real estate. Old Kent's practice is to place residential mortgages on nonaccrual status at the point payments become 90 days past due, without regard to collateral valuations, affording operational efficiencies. Since these loans tend to be smaller and homogenous in nature, the Corporation's management believes that the overall credit risk associated with loans on nonaccrual status improved during 1999.

Loans past due 90 days or more, but for which interest income continues to be recognized, are not included in the Corporation's nonperforming assets. The following table summarizes such loans for the last five years:

	December 31				
	1999	1998	1997	1996	1995
	(dollars in thousands)				
Loans past due ninety days or more	$14,168	$16,858	$17,875	$40,796	$33,741
Loans past due ninety days or more, as a percentage of total loans	.12%	.17%	.17%	.41%	.38%

The loan portfolio has been reviewed and analyzed for the purpose of estimating probable credit losses. The management of Old Kent believes that the allowance for credit losses at December 31, 1999, is adequate to absorb probable credit losses inherent in the loan portfolio. The Corporation's policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. This determination is made for each loan at the time of transfer into impaired status after giving consideration to collateral value and the borrowers' ability to repay loan principal. Since Old Kent immediately recognizes losses on its impaired loans, it has not become necessary to separately record a valuation allowance on these assets. Because the ultimate collection of interest on impaired loans is in doubt, any interest income recognized on these assets is generally limited to cash collections of interest.

Other Income

Total non-interest income (excluding security transactions) increased 18.2%, or $64.2 million, in 1999 compared to 28.4%, or $77.9 million, in 1998. Non-interest income has become a proportionally greater component of Old Kent's total revenues. In 1999, non-interest income was 37.5% of total revenues compared to 34.8% for 1998, and 30.7% for 1997. This favorable change in revenue mix is a direct result of Old Kent's goal to diversify its revenue streams. A discussion of non-interest income components follows.

The following table summarizes the major categories of other income for the last three years:

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Mortgage banking revenues—net	$188,335	$147,155	$95,786
Investment management and trust revenues	73,835	66,250	56,801
Deposit account revenue	69,673	64,304	56,594
Transaction processing revenue	22,529	21,594	14,760
Insurance sales commissions	23,340	20,434	14,577
Securities transactions	7,948	16,899	9,543
Other	39,100	32,842	36,155
Total other income	$424,760	$369,478	$284,216

Mortgage Banking Revenues

The Corporation's mortgage banking activities are conducted through its wholly-owned subsidiary, Old Kent Mortgage Company ("OKMC"). OKMC is a full service mortgage company, originating loans on a nationwide

basis. OKMC is primarily engaged in the origination, sale and servicing of single family mortgage loans. OKMC also purchases and sells mortgage servicing portfolios. Revenues for the mortgage banking line of business represented 16.8%, 14.3% and 10.2% of the Corporation's fully taxable-equivalent net interest income plus non-interest income for the years 1999, 1998, and 1997, respectively.

OKMC's profitability is impacted by the absolute level of interest rates as well as their volatility. For example, loan origination volumes, including the level of loan originations associated with loan refinancings, are highly dependent upon interest rates for mortgage loans. Also, loan origination commitments, loans held-for-sale and mortgage servicing rights are valued based on Treasury and mortgage interest rates. Volatility in the Treasury and mortgage interest rates can impact the recorded values of these assets. Furthermore, policy setting decisions of government sponsored enterprises, such as FNMA, FHLMC and GNMA, can also impact OKMC's business activities.

As discussed below, increases in interest rates during the latter part of 1999 had the effect of reducing demand for residential mortgages, especially refinancings. Based on interest rate levels in effect at December 31, 1999, the Corporation expects that the proportional contribution to net income for 2000 by its Mortgage Banking line of business may be less than that of 1999.

The following summarizes the mortgage banking activity and revenue for the past three years:

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Originations and acquisitions of mortgages held-for-sale	$12,212,473	$13,612,911	$6,899,161
Proceeds from sales and prepayments of mortgages held-for-sale	$13,514,366	$12,598,182	$6,284,392
Mortgage banking revenue (net), consisted of:			
Mortgage banking gains	$162,039	$162,466	$70,275
Mortgage origination fees (net of direct costs)	13,601	(1,941)	14,859
Mortgage loan servicing revenues (net of direct costs)	12,695	(13,370)	10,652
Total mortgage banking revenue (net)	$188,335	$147,155	$95,786

	December 31		
	1999	1998	1997
	(dollars in millions)		
Mortgages serviced for third parties	$14,726	$14,248	$11,985
Mortgages held-for-sale	900	2,263	1,278
Mortgage loans serviced by Old Kent for its own portfolio	1,593	1,555	1,735
Total mortgages serviced	$17,219	$18,066	$14,998

The following table summarizes location and origination volume for the past three years:

	December 31		
	1999	1998	1997
	(dollars in billions)		
States/Offices	32/147	32/143	25/104
Originations	$12.2	$13.6	$6.9

Loan origination volumes declined slightly from 1998 to 1999. Higher interest rates during the latter part of 1999 reduced the level of loan origination volumes, particularly refinancings. In contrast, refinancing activity during 1998 contributed to the high level of loan origination volume during that year.

Gain on sale of loans and mortgage origination fees remained high despite the slowdown in mortgage production volume in 1999 compared to 1998. The origination of government and specialty loans and an increase in the loan volume generated from the retail production franchise contributed to the strong level of fee income and gains on sales of loans.

OKMC is an active seller of mortgage servicing portfolios. The Company views these sales as an opportunity to maximize the value of the mortgage servicing rights retained on the balance sheet while simultaneously limiting the exposure of the Company to changes in the value of mortgage servicing rights. At December 31, 1999, OKMC had commitments to sell mortgage servicing rights associated with between $2.5 and $5.0 billion of newly originated conventional mortgage loans. The Company expects to fulfill its commitment during the first three quarters of 2000.

Mortgage servicing revenue increased significantly during 1999. Higher mortgage interest rates contributed to slowing prepayment speeds and increased the value of existing servicing rights. As a result, the rate of servicing rights amortization was reduced and the servicing valuation reserve decreased by $9.1 million. In contrast, mortgage servicing revenues in 1998 were adversely impacted by lower mortgage interest rates and higher mortgage refinancing activity and prepayments. Therefore, the rate of servicing rights amortization increased and the servicing valuation reserve rose by $4.5 million.

For the past three years, net mortgage servicing revenue was comprised of:

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Mortgage servicing revenues	$67,074	$52,632	$42,088
Amortization of servicing rights and other direct servicing costs	(63,508)	(61,502)	(31,289)
Change in servicing valuation reserve	9,129	(4,500)	(147)
Mortgage loan servicing revenues (net of direct costs)	$12,695	$(13,370)	$10,652

The following reflects changes in the carrying value of mortgage servicing rights:

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Balance at beginning of period	$219,543	$146,761	$96,297
Additions	257,720	202,695	111,539
Sales	(155,840)	(73,740)	(30,457)
Amortization	(55,656)	(51,673)	(30,471)
Change in servicing valuation reserve	9,129	(4,500)	(147)
Balance at end of period	$274,896	$219,543	$146,761
Estimated fair value of mortgage servicing rights	$323,000	$255,000	$166,000

Investment Management and Trust Revenues

Investment management and trust activities also generate a significant amount of revenue for Old Kent. Trust revenues increased to $73.8 million in 1999, up $7.6 million, or 11.5%, over 1998. This compares to a $9.5 million increase, or 16.6%, in 1998. These increases reflect the Corporation's commitment to growth and optimization of its fee-based businesses, and resulted from successful, aggressive sales and new business development efforts.

The table below summarizes assets managed in a fiduciary capacity as of the dates indicated:

	December 31		
	1999	1998	1997
	(dollars in billions)		
The Kent Funds	$6.4	$6.1	$5.1
Individually managed portfolios	3.2	3.3	3.1
Other managed assets	1.5	2.2	1.5

Deposit Account Revenues

Service charges on deposit accounts increased to $69.7 million in 1999, an increase of $5.4 million, or 8.4%. This compares to an increase of $7.7 million, or 13.6%, in 1998. These increases were due both to an increase in the customer base and to Old Kent's continuing focus on improving non-interest revenues.

Transaction Processing Fees

Transaction processing fees include items such as fees and commissions on money orders and travelers checks, foreign exchange fees, debit card interchange income, check cashing and collection charges. These revenues totaled $22.5 million in 1999 and $21.6 million in 1998.

Insurance Sales Commissions

The increase in insurance sales commissions to $23.3 million in 1999, $20.4 million in 1998 and $14.6 million in 1997 is due to the Corporation's emphasis on fee-based revenues and new business development efforts. At December 31, 1999, Old Kent Insurance Group is the largest bank-owned insurance agency in the State of Michigan.

Other Expenses

The following table summarizes the major categories of other expenses for the last three years:

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Salaries	$292,908	$269,270	$243,295
Employee benefits	47,524	53,038	52,671
Occupancy	51,472	46,677	43,636
Equipment	43,283	39,510	35,563
Professional services	44,469	29,783	22,701
Telephone and telecommunications	23,534	18,699	15,339
Postage and courier charges	17,161	16,461	14,848
Amortization of goodwill and core deposit intangibles	16,722	16,656	16,648
Merger related charges	26,000	24,993	—
Other	123,396	109,847	91,694
Total other expenses	$686,469	$624,934	$536,395

Salaries and Employee Benefits

Salaries and employee benefits represent the largest category of non-interest expense. These personnel costs increased by $18.1 million in 1999 and $26.3 million in 1998 primarily due to growth and expansion of OKMC, and increased staffing of the Investment and Insurance Services line of business. In addition, during 1999, Old Kent shifted a greater portion of its compensation to a ''pay for performance'' sales incentive based structure. This shift had a favorable influence on total revenues as discussed above. Old Kent measures its staff size in terms of full-time equivalent (''FTE'') employees. Full-time equivalency expresses staff size by translating the efforts of part-time employees and over-time hours into the equivalent efforts of full-time employees.

The following summarizes FTE staff sizes as of the dates indicated:

	Full-time Equivalent Staff			
	FTE change Dec. 31, 1999 vs. Dec. 31, 1998	12/31/99	12/31/98	12/31/97
Banking	(296)	4,911	5,207	5,586
Mortgage banking	200	2,778	2,578	1,624
Insurance, leasing and brokerage	24	329	305	318
Total FTE	(72)	8,018	8,090	7,528

The table displays a 200 FTE increase in the staff size of OKMC from year-end 1998 to 1999. This increase is primarily attributable to geographic expansion of Old Kent's mortgage banking business. Based upon decreased demand levels for mortgage loans as previously discussed, in mid-1999, OKMC began to decrease its capacity. At December 31, 1999, OKMC had 20 fewer offices and 236 less staff than at June 30, 1999, when OKMC was at its peak capacity. Old Kent Mortgage Company's management anticipates further capacity reductions during 2000. The 296 FTE decrease from year-end 1998 to 1999 for Old Kent's core banking groups is a result of efforts to improve efficiency and eliminate redundant staffing, primarily as a result of mergers.

Occupancy and Equipment Expense

Occupancy expense increased by $4.8 million, or 10.3%, in 1999 due primarily to the geographic expansion of OKMC. Occupancy expense increased by $3.0 million, or 7.0%, in 1998 due to the effect of OKMC business acquisitions. The table below summarizes occupancy expense for the years indicated:

	Occupancy expense for the year			
	1999 over 1998	1999	1998	1997
		(dollars in thousands)		
Banking	$842	$37,640	$36,798	$36,629
Mortgage banking	4,046	12,574	8,528	6,076
Insurance, leasing and brokerage	(93)	1,258	1,351	931
Total occupancy expense	$4,795	$51,472	$46,677	$43,636

Equipment expense increased by approximately $3.8 million in 1999 as compared to the prior year. This increase includes the effects of expansion by OKMC. It also reflects the effects of changes in Old Kent's retail delivery system. Old Kent increased its use of ATMs and other technology based delivery mechanisms (such as telecommunications based services) as a means of improving and expanding retail service access; at December 31, 1999, Old Kent had 568 ATMs in operation compared to 511 ATMs one year earlier.

Professional Services

Expenses related to professional services increased to $44.5 million, or 49.3%, from 1998 to 1999. The increase was primarily related to outside support in the origination and servicing of mortgage loans, a decision to outsource maintenance and processing of the Corporation's trust system and technology support related to the Corporation's year 2000 remediation.

Amortization of Intangibles

Amortization of goodwill and core deposit intangibles totaled $16.7 million, $16.7 million, and $16.6 million in 1999, 1998, and 1997, respectively. This amortization represents non-cash charges to operations. The table below illustrates the proforma effect on earnings per share as if the effect of these charges were excluded from net income, sometimes referred to as ‘‘cash’’ earnings per share.

	Year ended December 31		
	1999	1998	1997
Basic earnings per share (as reported)	$2.13	$1.82	$1.73
Proforma ‘‘basic cash earnings per share’’	2.26	1.95	1.84
Diluted earnings per share (as reported)	2.11	1.81	1.71
Proforma ‘‘diluted cash earnings per share’’	2.24	1.93	1.83

Merger-Related Charges

During the third quarter of 1999, Old Kent recognized $17.6 million of after-tax, merger-related charges which had the effect of reducing diluted earnings per share by $.15. On a pre-tax basis, the charges consisted of: transaction costs of $2.0 million; employment charges of $11.8 million, primarily related to reduction of redundant staffing; and $12.2 million mainly associated with contract cancellation costs and asset obsolescence for duplicate operations.

During the fourth quarter of 1998, Old Kent recognized $19.7 million of after-tax, merger related charges which had the effect of reducing diluted earnings per share by $.15. On a pre-tax basis, the charges consisted of: transaction costs of $6.0 million; employment charges of $9.4 million, primarily related to reduction of redundant staffing; $9.6 million mainly associated with contract cancellation costs and asset obsolescence for duplicate operations; and a $3.5 million special loan loss provision to conform First Evergreen’s credit review process and reserves to Old Kent’s.

Year 2000 Readiness Disclosure

The Old Kent corporate compliance program was developed in 1995 and was a three phased project plan managed through a central Year 2000 project office. All three phases of the project have been successfully completed as scheduled. Old Kent has been operating successfully in the 2000 environment since December 31, 1999, with no material issues encountered.

Although considered unlikely, Old Kent could experience unanticipated problems in its business processes. This includes compliance problems associated with customers and third party vendors, or disruptions to the general economy. Management will continue to monitor all business processes, including interaction with the Corporation’s customers and third party vendors, throughout 2000 to address any issues.

Diagnosis, reprogramming, and other remedies were projected to result in expenditures of approximately $16 million over the four years ended December 31, 1999. Cumulative expenditures totaled $15.9 million for the four year period ended December 31, 1999.

Income Taxes

The income tax provision was $136.8 million in 1999, $118.4 million in 1998, and $118.3 million in 1997. Income tax expense as a percentage of pre-tax income was 35.1% in 1999, 34.4% in 1998, and 34.6% in 1997.

Old Kent Common Stock

Old Kent Common Stock is traded on the New York Stock Exchange under the symbol OK. The following table sets forth the range of prices for Old Kent Common Stock for the periods indicated. Prices for periods prior to December 2, 1998, represent bid quotations on the NASDAQ Stock Market, which reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions. Prices have been adjusted to reflect 5% stock dividends distributed in both 1999 and 1998.

	1999		1998	
Quarter	**Low**	**High**	**Low**	**High**
1st	$39.52	$45.00	$32.66	$37.19
2nd	40.00	46.85	33.95	37.58
3rd	36.63	44.75	27.50	37.86
4th	33.56	42.25	27.74	44.29

As of February 18, 2000 there were 121,912,301 shares of Old Kent Financial Corporation Common Stock issued and outstanding, held by approximately 19,221 holders of record.

Cash Dividends

The Corporation has paid regular cash dividends every quarter since it was organized as a bank holding company in 1972. Including the history of Old Kent Bank and Trust Company prior to organization of its holding company, Old Kent has increased its cash dividends per share in each of the last 41 years. The following table summarizes the quarterly cash dividends paid to common shareholders over the past five years, adjusted for five percent stock dividends paid during the third quarter in each of the past five years, and for a two-for-one stock split paid in December, 1997.

Quarter	**1999**	**1998**	**1997**	**1996**	**1995**
1st	$.190	$.163	$.147	$.131	$.122
2nd	.190	.163	.147	.131	.122
3rd	.200	.172	.153	.140	.128
4th	.220	.190	.163	.147	.131
Total	$.800	$.688	$.610	$.549	$.503

The earnings of Old Kent's subsidiary banks are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints and other factors affecting each individual bank. Based on projected earnings and liquidity, management expects the Corporation to declare and pay regular quarterly cash dividends on its common shares in 2000.

Capital

At December 31, 1999, the Corporation's total equity was $1.2 billion, or 7.1%, less than the preceding year-end total. As shown in the accompanying Consolidated Financial Statements and described in Note 13 to the Consolidated Financial Statements, Old Kent repurchased stock in each of the last three years under authorizations which included reacquiring shares to reissue in connection with future stock dividends, employee stock plans, and certain other corporate purposes. These repurchases have favorably influenced earnings per share and return on average equity. The Corporation expects to continue to repurchase its common stock in 2000, under the June, 1999, authorization cited in Note 13 to the Consolidated Financial Statements.

Statement of Financial Accounting Standard (‘‘SFAS’’) No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’ (‘‘SFAS 115’’), requires that the ‘‘after-tax’’ unrealized gain or loss on securities available-for-sale be carried as a separate component of comprehensive income. At December 31, 1999 this after-tax loss was $103.4 million compared to a gain of $14.5 million on December 31, 1998. Market values of securities, particularly those that are of longer terms, and which have fixed rates of interest, are subject to price volatility depending upon changes in interest rates. Under SFAS 115, total shareholders’ equity will be subject to favorable or unfavorable influences of the financial markets on the fair values of securities available-for-sale.

Under the risk-based capital regulations presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk of various asset categories, and certain off-balance sheet instruments, such as loan commitments and letters of credit. Banks and bank holding companies are required to maintain certain minimum ratios. As shown in Note 23 to the Consolidated Financial Statements, at December 31, 1999, ratios of Old Kent and its subsidiary banks exceeded the regulatory guidelines to be considered ‘‘well capitalized’’ for regulatory purposes. At December 31, 1999, the ratio of total shareholders’ equity to total assets was 6.8% compared to 7.1% one year earlier.

Book value per common share is calculated by dividing total shareholders’ equity by the number of shares outstanding as of a given date.

The following is a reconciliation of book value per share:

	Per share amount
Book value per common share at December 31, 1998	$10.95
For the year ended December 31, 1999:	
Basic earnings per share	2.13
Dividends per common share	(0.80)
Effect of stock repurchases (net of stock issuances)	(1.24)
Change in unrealized loss on securities available-for-sale and other changes	(0.61)
Book value per common share at December 31, 1999	$10.43

The Corporation has generally financed its growth through the retention of earnings and the issuance of long-term debt. It is expected that future growth can be financed through internal earnings retention, additional long-term debt offerings, or the issuance of additional common or preferred stock or other capital instruments.

Liquidity and Market Risk Management

Liquidity

Old Kent manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure that the Corporation's own cash requirements are met. Old Kent maintains liquidity by obtaining funds from several sources.

Old Kent's most readily available source of liquidity is its investment portfolio. Old Kent's securities available-for-sale, which totaled $2.7 billion at December 31, 1999, represent a highly accessible source of liquidity. The Corporation's portfolio of securities held-to-maturity, which totaled $609 million at December 31, 1999, provides liquidity from maturities and amortization payments. The Corporation's mortgages held-for-sale provide additional liquidity. These loans represent recently funded home mortgage loans that are being prepared for delivery to investors, which generally occurs within thirty to ninety days after the loan has been funded.

Depositors within Old Kent's defined markets are another source of liquidity. Core deposits (demand, savings, money market, and consumer time deposits) totaled $12.6 billion at December 31, 1999. These same markets offer additional liquidity in the form of large deposit instruments and other equivalent non-deposit products. Additionally, Old Kent Bank may access the federal funds markets or utilize collateralized borrowings.

The national capital markets represent a further source of liquidity to Old Kent. Old Kent filed three shelf registrations, which are intended to permit Old Kent to raise capital through sales of additional securities with a relatively short lead time. A $250 million shelf registration registers common stock, preferred stock, depository shares, debt securities, and warrants for future sale. A second shelf registration registers an additional $200 million of trust preferred securities for future sale. The proceeds of any issuance will be for general corporate purposes, which may include reducing debt and repurchasing common stock. The third shelf registration registers 2.5 million shares of common stock to use in future small, stock based acquisitions.

Old Kent Bank has implemented a bank note program which permits it to issue up to $2.0 billion of short-term and medium-term notes. This program is intended to enhance liquidity by enabling Old Kent Bank to sell its debt instruments in the public markets in the future without the delays which would otherwise be incurred. As shown in Note 10 to the Consolidated Financial Statements, there were $500 million of bank notes outstanding at December 31, 1999.

Credit ratings at December 31, 1999	Thomson BankWatch	Moody's	Standard & Poor's
Old Kent Financial Corporation:			
Issuer	A/B	—	—
Short-term	TBW-1	—	—
Long-term senior debt	—	A2	—
Long-term subordinated debt	A+	A3	A–
Old Kent Bank:			
Short-term	TBW-1	P-1	A-1
Long-term senior debt	AA–	A1	A
Old Kent Capital Trust I:	—	"a2"	BBB+

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

Market Risk Management

Old Kent faces market risk to the extent that the fair values of its financial instruments are affected by changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, or other market factors. The Corporation's market risk exposure is mainly comprised of its sensitivity to interest rate risk. The Corporation is sensitive, in various categories of assets, liabilities and off-balance sheet positions, to changes in prevailing rates in the U.S. for the prime rate, mortgage rates, U.S. Treasury rates and various money market indexes. The asset/liability management discipline as applied at Old Kent seeks to limit the volatility of both earnings and the value of capital that can result from changes in market interest rates. This is accomplished by matching asset and liability principal balances that reprice and mature, estimating how administered rates adjust, simulating business results under varying interest rate scenarios, and estimating the change in the net present value of the Corporation's assets, liabilities, and off-balance sheet instruments due to interest rate changes. Principal maturities and repricing profiles are monitored through static gap analysis, business results are simulated, and the net present value of the Corporation's financial instruments is estimated through computer modeling. These different measurement techniques offer complementary information to assist management to better understand and mitigate the possible negative impact that interest rate changes can have on the Corporation.

Virtually all of the Corporation's financial instruments have been entered into for non-trading purposes. The Corporation held no securities in its trading account as of December 31, 1999, and only occasionally warehouses securities in this account for resale to customers or for liquidation. Accordingly, the Corporation does not consider the market risk of its trading portfolio to be material. The Corporation's foreign exchange activities are primarily limited to fixing forward currency settlements for customers and then offsetting those positions with approved counterparties. Since the customer forward settlements are fully offset with counterparty contracts, the Corporation does not consider the market risk of its foreign exchange activities to be material.

Static Gap Analysis: The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the interest rate repricing gaps for selected maturity periods as of December 31, 1999:

	0-30 Days	31-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years	Total
			(dollars in millions)				
Non-loan interest-earning assets	$76	$92	$156	$221	$1,557	$1,245	$3,347
Loans	4,710	874	468	978	4,470	1,443	12,943
Total interest-earning assets	4,786	966	624	1,199	6,027	2,688	16,290
Savings & money market accounts*	1,117	1,166	—	—	—	3,023	5,306
Domestic time deposits	908	1,313	1,532	1,558	911	17	6,239
Foreign time deposits	105	—	—	5	—	—	110
Purchased funds and long-term debt	2,023	225	4	23	177	299	2,751
Total interest-bearing liabilities	4,153	2,704	1,536	1,586	1,088	3,339	14,406
Interest-earning assets less interest-bearing liabilities	633	(1,738)	(912)	(387)	4,939	(651)	1,884
Impact of interest rate swaps	(425)	(195)	200	200	220	—	—
Asset (liability) gap	$208	$(1,933)	$(712)	$(187)	$5,159	$(651)	$1,884
Cumulative asset gap	$208	$(1,725)	$(2,437)	$(2,624)	$2,535	$1,884	
Cumulative gap as a percentage of cumulative earning assets	4.4%	(30.0)%	(38.2)%	(34.6)%	18.6%	11.6%	

* *(The placement of indeterminate maturity deposits on the gap analysis represents an allocation of 21% of the balances to the 0-30 Days period, 22% to the 31-90 Days period, and 57% to the Over 5 Years period even though these deposits are payable on demand. This distribution is based on historical analyses of the amount by which the rates paid on these deposits changed as alternative market rates changed, and on the estimated sensitivity of balances to changes in such alternative market rates.)*

Total interest-earning assets exceeded interest-bearing liabilities by $1.9 billion at December 31, 1999. This difference was funded through non-interest-bearing liabilities and shareholders' equity. The above table shows that total liabilities maturing or repricing within one year exceed assets maturing or repricing within one year by $2.6 billion. However, the repricing and cash flows of certain categories of assets and liabilities are subject

to competitive and other influences that are beyond the control of Old Kent. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

Simulation: Old Kent recognizes the limitations of static gap analysis as a tool for managing its interest rate risk. Old Kent also uses a computer-based earnings simulation model to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. These simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk. The Corporation's sensitivity is estimated by first forecasting the next twelve months of net interest income under an assumed environment of constant market interest rates. Next, immediate parallel interest rate shocks are constructed in the model. These rate shocks reflect changes of equal magnitude to all market interest rates. The Corporation's next twelve months of net interest income are then forecast under each of the rate shock scenarios. The resulting change in net interest income is an indication of the sensitivity of the Corporation's earnings to directional changes in market interest rates. This model is based solely on parallel changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve. The net interest income simulation model includes both on-balance sheet loan, investment, deposit, and debt instruments as well as off-balance sheet interest rate swaps.

The Corporation's forecasted net interest income sensitivity is monitored by the corporate Asset/Liability Committee which has established limits in the interest rate risk limit policy. Throughout 1999, the forecasted exposure was within the Corporation's established policy limits.

Net Interest Income Sensitivity: Change vs. Projected Results under Constant Rates

Year-End 1999 12 Month Projection

Rate Shock Amount:	**(2.00)%**	**(1.00)%**	**0.00%**	**1.00%**	**2.00%**	**ALCO Policy**
Percent change in net interest income vs. constant rates	1.3%	1.0%	—	(1.7)%	(3.3)%	(10.00)%

Year-End 1998 12 Month Projection

Rate Shock Amount:	**(2.00)%**	**(1.00)%**	**0.00%**	**1.00%**	**2.00%**	**ALCO Policy**
Percent change in net interest income vs. constant rates	(.5)%	.1%	—	(.8)%	(1.8)%	(10.00)%

An important component of Old Kent's management of interest rate risk is the Corporation's use of interest rate swaps. At December 31, 1999, the total notional amount (the amount used to calculate interest) of outstanding interest rate swap agreements used to manage interest rate risk was $1.4 billion. For 1999 and 1998, Old Kent's interest rate swaps increased net interest income by approximately $6.8 million and $5.1 million respectively. This improved the Corporation's net interest margin by .04% in 1999 and by .03% in 1998. The following table presents information regarding swap activity during 1999:

Swap Activity

	12/31/98 Notional	**Called**	**Matured or Cancelled**	**New Swap Notional**	**12/31/99 Notional**
			(dollars In millions)		
Receive fixed/pay floating	$819.9	$(100.0)	$(200.0)	$500.0	$1,019.9
Receive floating/pay fixed	50.0	0.0	(50.0)	400.0	400.0
	$869.9	$(100.0)	$(250.0)	$900.0	$1,419.9

Swap Maturity Profile

Notional amounts of swaps are scheduled to mature as follows:

	2000	2001	2002	2003	2004+	Total
			(dollars in millions)			
Receive fixed/pay floating	$400.0	$194.9	$425.0	$ —	$ —	$1,019.9
Receive floating/pay fixed	—	200.0	100.0	100.0	—	400.0
						$1,419.9

The weighted average interest rates for the above swap portfolio are summarized as follows:

	At December 31, 1999		At December 31, 1998	
	Receive Rate	Pay Rate	Receive Rate	Pay Rate
Receive fixed/pay floating	6.70%	6.69%	6.34%	5.30%
Receive floating/pay fixed	5.47%	5.99%	5.34%	5.48%

Economic Value of Equity: As part of the Corporation's asset/liability management process, quarterly estimations are conducted that measure the net present value of Old Kent's current financial instruments, which are also referred to as the economic value of equity. The process involves estimating the principal and interest cash flows for all financial instruments and then discounting those cash flows back to their present value using discount rates for products of similar duration and credit quality. The economic value of equity is defined as the Corporation's book equity plus the net present value of the asset, liability, and off-balance sheet instruments. The measurement is first conducted under an assumed environment of unchanged market interest rates. Next, net present value measurements are conducted under various levels of parallel market interest rate shocks. The resulting change in economic value of equity under rate shocks is an indication of the fair value variability of the Corporation's financial instruments as of the reporting date.

The economic value of equity model includes both on-balance sheet loan, investment, mortgage servicing rights, deposit, and debt instruments as well as off-balance sheet interest rate swaps, Treasury futures and options, mortgage forward sales contracts, and mortgage options. The cash flows for instruments containing options are adjusted to reflect expected results under each rate shock scenario. Those adjustments are made by considering both the specific terms of certain instruments (e.g. callable bonds) and market consensus forecasts about specific asset classes (e.g. mortgage-backed securities). This measure does not reflect the impact of new financial instruments or of changes in loan production volume that would be expected to occur as interest rates change. For example, management believes that lower market interest rates would significantly increase mortgage production volume and income, more than offsetting any decrease in the value of mortgage servicing rights that is reflected in the economic value of equity measure below.

The magnitude of the change in the economic value of equity is monitored by the corporate Asset/Liability Committee which has established limits in the interest rate risk limit policy. Throughout 1999, the estimated variability of the economic value of equity was within the Corporation's established policy limits.

Economic Value of Equity Sensitivity Change vs. Results under Constant Rates

Year-End 1999 Economic Value of Equity Profile

Rate Shock Amount:	**(2.00)%**	**0.00%**	**2.00%**	**ALCO Policy**
Static Economic Value of Equity Change	(.8)%	—	(9.1)%	(16.0)%

Year-End 1998 Economic Value of Equity Profile

Rate Shock Amount:	**(2.00)%**	**0.00%**	**2.00%**	**ALCO Policy**
Static Economic Value of Equity Change	(9.4)%	—	(1.9)%	(16.0)%

Note: The Year-End 1998 Economic Value of Equity Profile has not been restated to include CFSB Bancorp and Pinnacle Banc Group. The required data was not available and it was impracticable to re-create the analysis for those entities.

The Corporation's projected net interest income sensitivity and economic value of equity sensitivity both indicate a slightly greater exposure to an upward 2.00% rate shock at December 31, 1999 than at December 31, 1998. This is primarily due to three factors that developed throughout 1999. First, most of the Corporation's loan growth occurred in fixed rate products. Second, customers shifted a larger portion of their deposit dollars into accounts that are more sensitive to changes in interest rates. Third, the forecasted prepayment speeds for the Corporation's mortgage-related assets were lowered as market rates rose and refinance activity slowed. These three factors combined to lengthen the maturity and repricing sensitivity of assets and to shorten the repricing sensitivity of liabilities. Management partially offset this trend by cancelling existing pay floating swaps, entering new pay fixed swaps, and increasing its medium-term fixed rate borrowings from the Federal Home Loan Bank.

Despite the above change in the Corporation's interest rate risk profile, the estimated sensitivity as of December 31, 1999 is well within approved policy limits and is not believed to represent a material exposure to interest rate risk.

Securities Held-to-maturity

Securities held-to-maturity are purchased with the intent and ability to hold for long-term investment for the purpose of generating interest income over the lives of the investments. Thus, they are carried on the books at cost, adjusted for amortization of premium and accretion of discount.

Securities Available-for-sale

Securities available-for-sale include those securities which might be sold as part of Old Kent's management of interest risk, in response to changes in interest rates, prepayment or credit risk, or due to a desire to increase capital measures or liquidity. These assets are carried on the balance sheet at their estimated fair values, with corresponding (after-tax) valuation adjustments included as a component of shareholders' equity. Premiums and discounts are amortized over the estimated lives of the related securities.

In 1999, net gains on the sale of securities were $7.9 million. This compares to net gains of $16.9 million in 1998 and $9.5 million in 1997. The primary sources of these gains were the activities of merged affiliates. As previously noted, the mergers were accounted for as poolings-of-interests transactions and all periods have been restated to reflect these business combinations.

Sources and Uses of Funds Trends

As shown on the accompanying Consolidated Balance Sheet, total assets at December 31, 1999, were $18 billion, down by $644 million, or 3.5%, from the preceding year-end. In general, Old Kent's management relies more on the use of daily average balances, than on balances at a period end, to analyze trends. Old Kent's Average Consolidated Balance Sheet for the last five years appear on page S-11 of this report. Information contained in that statement was the basis for the summarized trends in sources and uses of funds appearing below.

	1999			1998		
	Average Balance	Increases (Decreases) Amount	Increases (Decreases) Percent	Average Balance	Increases (Decreases) Amount	Increases (Decreases) Percent
	(dollars in millions)					
Funding Uses:						
Loans	$11,020.2	$840.8	8.3%	$10,179.4	$(126.0)	(1.2)%
Mortgages held-for-sale	1,592.1	(153.8)	(8.8)	1,745.9	845.0	93.8
Taxable securities	3,311.2	(647.1)	(16.3)	3,958.3	(164.6)	(4.0)
Tax-exempt securities	501.9	126.0	33.5	375.9	35.4	10.4
Interest-earning deposits	11.1	(8.3)	(42.8)	19.4	(1.3)	(6.3)
Federal funds sold and resale agreements	65.6	22.4	51.9	43.2	(83.2)	(65.8)
Trading account securities	30.1	16.5	121.3	13.6	(7.9)	(36.7)
Total Uses	$16,532.2	$196.5	1.2%	$16,335.7	$497.4	3.1%
Funding Sources:						
Demand deposits	$2,071.8	$40.4	2.0%	$2,031.4	$225.2	12.5%
Savings deposits	5,227.5	594.6	12.8	4,632.9	310.9	7.2
Time deposits:						
Negotiable	1,112.7	29.1	2.7	1,083.6	5.1	.5
Foreign	75.2	37.8	101.1	37.4	(1.4)	(3.6)
Consumer	5,450.7	(385.8)	(6.6)	5,836.5	(302.4)	(4.9)
Federal funds purchased and repurchase agreements	973.6	(28.5)	(2.8)	1,002.1	262.1	35.4
Other borrowed funds	1,413.5	98.0	7.4	1,315.5	212.4	19.3
Long-term debt	200.0	—	—	200.0	8.2	4.3
Other	7.2	(189.1)	(96.3)	196.3	(222.7)	(53.2)
Total Sources	$16,532.2	$196.5	1.2%	$16,335.7	$497.4	3.1%

During 1999, loans averaged $11 billion, an increase of 8.3% over 1998. The primary funding source to accommodate this growth was a reduction of securities balances as well as higher demand and savings deposit balances.

Lower interest rates over the years preceding 1995 had an effect on the relative mix in Old Kent's core deposits. During these periods of lower rates, consumer time deposits grew to become a proportionally greater component of average core deposits as shown in the table below. However, since 1997, higher yielding rates were paid on our savings products as rates on consumer time deposits fell. This had the effect of increasing the percentage of savings deposits while the proportion of consumer time products fell.

	Based on Annual Averages				
Relative Core Deposit Mix	1999	1998	1997	1996	1995
Demand deposits	16.3%	16.3%	14.7%	13.1%	12.9%
Savings deposits	41.0	37.0	35.3	32.6	35.6
Consumer time deposits	42.7	46.7	50.0	54.3	51.5
Total core deposits	100%	100%	100%	100%	100%

Quarterly Financial Data

The following is a summary of selected quarterly results of operations for the years ended December 31, 1999 and 1998:

	Three Months Ended			
1999	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**
	(dollars in thousands, except per share data)			
Interest income	$315,375	$317,180	$324,063	$325,655
Net interest income	163,913	168,685	174,344	170,257
Provision for credit losses	6,971	4,899	6,783	7,522
Income before income taxes	97,114	102,538	82,386	107,277
Net income	63,163	65,381	52,787	71,208
Basic earnings per share	$.53	$.55	$.45	$.61
Diluted earnings per share	$.52	$.55	$.44	$.60

	Three Months Ended			
1998	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**
	(dollars in thousands, except per share data)			
Interest income	$326,237	$322,381	$314,733	$322,764
Net interest income	162,328	159,388	160,084	164,568
Provision for credit losses	15,478	11,955	8,664	11,121
Income before income taxes	88,998	94,513	93,518	66,665
Net income	58,203	61,322	61,884	43,914
Basic earnings per share	$.46	$.49	$.51	$.36
Diluted earnings per share	$.46	$.49	$.50	$.36

As discussed in Note 2 to the Financial Statements, Old Kent completed the mergers of Pinnacle Banc Group, Inc. on September 3, 1999, CFSB Bancorp, Inc. on July 9, 1999, and First Evergreen Corporation on October 1, 1998. These mergers were accounted for as poolings-of-interests transactions and the applicable data in the tables above has been restated to reflect these business combinations. Also discussed in Note 2 to the Financial Statements, Old Kent recognized $17.6 million in charges related to the mergers with CFSB and Pinnacle during third quarter 1999. Excluding these charges, net income for the quarter would have been $70.4 million, and diluted earnings per share would have been $.15 higher. During the fourth quarter of 1998, Old Kent recognized $19.7 million in charges related to the merger with First Evergreen. Excluding these charges, net income for the quarter would have been $63.6 million, and diluted earnings per share would have been $.15 higher.

Management's Responsibility for Financial Reporting

The management of Old Kent Financial Corporation is responsible for the preparation of the financial statements and other related financial information included in the annual report. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgments where applicable. Financial information appearing throughout this annual report is consistent with the financial statements.

The Corporation maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Management continually monitors the internal control structure for compliance with established policies and procedures. As an integral part of the internal control system, the Corporation maintains an internal audit program to monitor compliance with internal controls and coordinate audit coverage with the independent public accountants.

The Audit Committee of the board of directors, composed entirely of outside directors, oversees the Corporation's financial reporting process and has responsibility for recommending the independent public accountants who are appointed by the board of directors to audit the Corporation's annual financial statements.

The financial statements in this annual report have been audited by Arthur Andersen LLP and their report appears on page S-33.

The Audit Committee of the board of directors meets regularly with management, internal auditors, independent public accountants and regulatory examiners to review matters relating to financial reporting and internal controls. The internal auditors, independent public accountants and regulatory examiners have direct access to the Audit Committee.

The Corporation assesses its internal control structure over financial reporting in relation to the criteria described in the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management of the Corporation believes that as of December 31, 1999, in all material respects, the Corporation maintained an effective internal control structure over financial reporting.

David J. Wagner
Chairman, President and Chief Executive Officer

Mark F. Furlong
Executive Vice President and Chief Financial Officer

Janet S. Nisbett
Senior Vice President and Controller

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Old Kent Financial Corporation:

We have audited the accompanying consolidated balance sheets of Old Kent Financial Corporation (a Michigan corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Kent Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Chicago, Illinois
January 14, 2000

Consolidated Financial Statements

Consolidated Balance Sheet

	December 31, 1999	December 31, 1998
	(dollars in thousands)	
ASSETS:		
Cash and due from banks	$589,369	$667,125
Federal funds sold and resale agreements	36,700	9,730
Total cash and cash equivalents	626,069	676,855
Interest-earning deposits	155	7,578
Trading account securities	—	349,090
Mortgages held-for-sale	900,031	2,262,694
Securities available-for-sale:		
Collateralized mortgage obligations and other mortgage-backed securities	1,821,045	1,841,843
Other securities	793,123	1,493,659
Total securities available-for-sale (amortized cost of $2,701,532 and $3,285,350, respectively)	2,614,168	3,335,502
Securities held-to-maturity:		
Collateralized mortgage obligations and other mortgage-backed securities	92,335	180,369
Other securities	516,908	623,376
Total securities held-to-maturity (market values of $590,348 and $823,610, respectively)	609,243	803,745
Loans	12,067,061	10,220,078
Allowance for credit losses	(184,287)	(179,605)
Net loans	11,882,774	10,040,473
Premises and equipment	247,269	252,073
Other assets	1,090,123	885,615
Total Assets	$17,969,832	$18,613,625
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Non-interest-bearing	$2,040,350	$2,244,534
Interest-bearing	11,544,601	12,028,828
Foreign deposits—interest-bearing	110,061	140,077
Total deposits	13,695,012	14,413,439
Other borrowed funds	2,550,877	2,404,971
Other liabilities	297,070	274,461
Long-term debt	200,000	200,000
Total Liabilities	16,742,959	17,292,871
Shareholders' Equity:		
Preferred stock: 25,000,000 shares authorized and unissued	—	—
Common stock, $1 par value: 300,000,000 shares authorized; 117,610,000 and 114,937,000 shares issued and outstanding	117,610	114,937
Capital surplus	329,003	253,859
Retained earnings	850,953	919,262
Accumulated other comprehensive (loss)/income	(70,693)	32,696
Total Shareholders' Equity	1,226,873	1,320,754
Total Liabilities and Shareholders' Equity	$17,969,832	$18,613,625

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Income

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands, except per share data)		
Interest Income:			
Interest and fees on loans	$927,592	$888,805	$915,101
Interest on mortgages held-for-sale	114,838	120,647	66,674
Interest on securities (taxable)	208,355	251,959	267,069
Interest on securities (non-taxable)	25,817	20,904	19,766
Interest on investments	5,671	3,801	9,079
Total interest income	1,282,273	1,286,116	1,277,689
Interest Expense:			
Interest on deposits	474,184	501,873	519,749
Interest on other borrowed funds	117,737	124,394	103,555
Interest on long-term obligations	13,152	13,481	13,026
Total interest expense	605,073	639,748	636,330
Net Interest Income	677,200	646,368	641,359
Provision for Credit Losses	26,175	47,218	47,337
Net Interest Income after Provision for Credit Losses	651,025	599,150	594,022
Other Income:			
Mortgage banking revenue (net)	188,335	147,155	95,786
Investment management & trust revenues	73,835	66,250	56,801
Deposit account revenue	69,673	64,304	56,594
Transaction processing revenue	22,529	21,594	14,760
Insurance sales commissions	23,340	20,434	14,577
Other	47,048	49,741	45,698
Total other income	424,760	369,478	284,216
Other Expenses:			
Salaries and employee benefits	340,432	322,308	295,966
Occupancy	51,472	46,677	43,636
Equipment	43,283	39,510	35,563
Professional services	44,469	29,783	22,701
Telephone and telecommunication	23,534	18,699	15,339
Postage and courier charges	17,161	16,461	14,848
Merger charges	26,000	24,993	—
Other	140,118	126,503	108,342
Total other expenses	686,469	624,934	536,395
Income before Income Taxes	389,316	343,694	341,843
Income taxes	136,777	118,371	118,323
Net Income	$252,539	$225,323	$223,520
Average number of shares used to compute:			
Basic earnings per share	118,700,000	123,512,000	129,374,000
Diluted earnings per share	119,715,000	124,766,000	130,446,000
Basic earnings per share	$2.13	$1.82	$1.73
Diluted earnings per share	$2.11	$1.81	$1.71

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Cash Flows

	Twelve months ended December 31,		
	1999	1998	1997
	(dollars in thousands)		
Cash Flows From Operating Activities:			
Net income	$252,539	$225,323	$223,520
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Provision for credit losses	26,175	47,218	47,337
Depreciation, amortization and accretion	57,988	56,929	61,420
Deferred income taxes	12,460	16,614	20,560
Net gains on sales of assets	(172,110)	(183,110)	(100,628)
Net change in trading account securities	349,411	(347,910)	61,523
Originations and acquisitions of mortgages held-for-sale	(12,212,473)	(13,612,911)	(6,899,161)
Proceeds from sales and prepayments of mortgages held-for-sale	13,514,366	12,598,182	6,284,392
Net change in other assets	(15,870)	80,762	(77,791)
Net change in other liabilities	63,203	(15,267)	(24,765)
Net cash provided by (used for) operating activities	1,875,689	(1,134,170)	(403,593)
Cash Flows From Investing Activities:			
Proceeds from maturities and prepayments of securities available-for-sale	755,326	212,926	181,661
Proceeds from sales of securities available-for-sale	988,862	1,325,522	4,791,399
Purchases of securities available-for-sale	(1,160,664)	(2,159,858)	(4,998,678)
Proceeds from maturities and prepayments of securities held-to-maturity	294,042	1,105,076	802,948
Purchases of securities held-to-maturity	(86,247)	(307,954)	(663,796)
Net change in interest-earning deposits	7,423	387	2,597
Proceeds from sale of loans	9,482	207,849	379,552
Net change in loans	(1,877,750)	(46,317)	(642,156)
Purchases of leasehold improvements, premises and equipment, net	(31,400)	(33,685)	(40,173)
Acquisition of business units (net of cash acquired)	—	—	17,204
Sale of business units (net of cash sold)	—	—	1,234
Net cash provided by (used for) investing activities	(1,100,926)	303,946	(168,208)
Cash Flows From Financing Activities:			
Change in time deposits	(698,343)	49,558	(209,415)
Change in demand and savings deposits	(20,084)	1,022,566	38,280
Change in other borrowed funds	145,906	45,432	844,248
Proceeds from issuance of capital securities	—	—	100,000
Repurchases of common stock	(178,626)	(257,508)	(196,180)
Proceeds from common stock issuances	23,107	20,776	11,683
Dividends paid to shareholders	(97,509)	(96,048)	(80,791)
Net cash provided by (used for) financing activities	(825,549)	784,776	507,825
Net change in cash and cash equivalents	(50,786)	(45,448)	(63,976)
Cash and cash equivalents at beginning of year	676,855	722,303	786,279
Cash and cash equivalents at December 31	$626,069	$676,855	$722,303
Supplemental disclosures of cash flow information:			
Interest paid on deposits, other borrowed funds and subordinated debt	$603,102	$655,375	$641,746
Federal income taxes paid	90,622	104,086	91,699
Significant non-cash transactions:			
Stock dividend issued	221,943	184,748	135,388
Stock issued to acquire businesses	—	—	76,938

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statement of Shareholders' Equity

	Comprehensive Income	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	(dollars in thousands, except per share data)					
Balance at January 1, 1997 as previously reported		$57,809	$170,455	$963,110	$(11,177)	$1,180,197
Adjustment to record merger of CFSB Bancorp, Inc. and Pinnacle Banc Group, Inc. on a pooling-of-interests basis		12,871	87,390	55,772	7,262	163,295
Restated balance at January 1, 1997		70,680	257,845	1,018,882	(3,915)	1,343,492
Net income for the year	$223,520			223,520		223,520
Unrealized gains on securities, net of $11,900 taxes	22,066				22,066	22,066
Total comprehensive income	$245,586					
Cash dividends:						
$.610 per common share				(80,791)		(80,791)
Common stock issued in payment of stock dividend - 4,686,000 shares (cash in lieu of fractionals—$326,000)		4,686	130,376	(135,388)		(326)
Common stock issued for Seaway Financial Corporation acquisition—1,924,000 shares		1,924	69,843			71,767
Common stock issued for Grand Rapids Holland Insurance Agency, Inc. acquisition—86,000 shares		86	5,085			5,171
Common stock repurchased for dividend reinvestment plan, employee stock plans, acquisitions, stock dividends and other purposes—5,800,000 shares		(5,800)	(187,479)	(2,901)		(196,180)
Common stock issued under dividend reinvestment plan, employee stock plans, and other—857,000 shares		857	14,249	(214)		14,892
Common stock issued in payment of 2-for-1 stock split - 46,447,000 shares		46,447		(46,447)		
Tax benefit relating to employee stock plans			4,977			4,977
Balance at December 31, 1997		118,880	294,896	976,661	18,151	1,408,588
Net income for the year	$225,323			225,323		225,323
Unrealized gains on securities, net of $7,800 taxes	14,545				14,545	14,545
Total comprehensive income	$239,868					
Cash dividends:						
$.688 per common share				(96,048)		(96,048)
Common stock issued in payment of stock dividend - 8,181,000 shares (cash in lieu of fractionals—$221,000)		8,181	176,346	(184,748)		(221)
Common stock repurchased for dividend reinvestment plan, employee stock plans, acquisitions, stock dividends and other purposes— 13,498,000 shares		(13,498)	(242,787)	(1,223)		(257,508)
Common stock issued under dividend reinvestment plan, employee stock plans, and other—1,374,000 shares		1,374	21,792	(703)		22,463
Tax benefit relating to employee stock plans			3,612			3,612
Balance at December 31, 1998		114,937	253,859	919,262	32,696	1,320,754
Net income for the year	$252,539			252,539		252,539
Unrealized losses on securities, net of $34,300 tax benefit	(103,389)				(103,389)	(103,389)
Total comprehensive income	$149,150					
Cash dividends:						
$.800 per common share				(97,509)		(97,509)
Common stock issued in payment of stock dividend - 5,624,000 shares (cash in lieu of fractionals—$155,000)		5,624	216,164	(221,943)		(155)
Common stock repurchased for dividend reinvestment plan, employee stock plans, acquisitions, stock dividends and other purposes—4,175,000 shares		(4,175)	(173,055)	(1,396)		(178,626)
Common stock issued under dividend reinvestment plan, employee stock plans, and other—1,224,000 shares		1,224	29,133			30,357
Tax benefit relating to employee stock plans			2,902			2,902
Balance at December 31, 1999		$117,610	$329,003	$850,953	$(70,693)	$1,226,873

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles and reporting practices prescribed for the banking industry. A description of significant accounting policies follows:

Basis of Presentation

The Consolidated Financial Statements for the Corporation include the accounts of Old Kent Financial Corporation (''Parent Company'') and its wholly owned subsidiaries (collectively, ''Old Kent'' or the ''Corporation''). Significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Corporation operates two commercial banks with 203 full service offices throughout Michigan, 49 such offices in the metropolitan markets in and around Chicago, Illinois, and two such offices in Indiana. It also operates a mortgage banking company with 147 offices located in thirty-two states. Other business activities include investment management and trust services, as well as brokerage and insurance services. Old Kent's revenue is mainly derived by providing financial services to commercial and retail customers located within those markets. The financial services provided primarily consist of the extension of credit and acceptance of deposits.

Use of Estimates

Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Trading Account Securities

Trading account securities are carried at market value. Gains and losses on trading activities are included in other income in the Consolidated Statement of Income.

Securities Available-for-Sale

Securities available-for-sale include those securities which might be sold as part of Old Kent's management of interest rate risk, in response to changes in interest rates, prepayment or credit risk or due to a desire to increase capital or liquidity. While Old Kent has no current intention to sell these securities, they may not be held for long-term investment. These assets are carried on the balance sheet at their estimated fair values, with corresponding (after-tax) valuation adjustments included as a component of shareholders' equity. Gains and losses realized on sales of such securities are determined using the specific identification method and are included in other income in the Consolidated Statement of Income.

Premiums and discounts on securities available-for-sale, as well as securities held-to-maturity, are amortized over the estimated lives of the related securities. This amortization and adjustments stemming from changes in estimated lives, are included in interest income in the accompanying Consolidated Statement of Income.

Securities Held-to-Maturity

Securities held-to-maturity are stated at amortized cost. Designation as such a security is made at the time of acquisition and is based on intent and ability to hold the security to maturity.

Note 1. Summary of Significant Accounting Policies (continued)

Mortgage Banking Activities

The Corporation sells residential mortgage loans to investors on both a servicing released and servicing retained basis. Gains on sales of mortgages are recorded to the extent proceeds exceed the carrying value of the loans. Mortgage loans held-for-sale are carried at the lower of cost or market, which is determined under the aggregate method. In determining the lower of cost or market, the gains and losses associated with the corresponding financial instruments used to hedge against increases in interest rates, are considered.

The fair value of the Corporation's mortgage servicing rights is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows. Mortgage servicing rights are amortized ratably in relation to the associated servicing revenue over the estimated lives of the serviced loans. The Corporation evaluates and measures impairment of its capitalized servicing rights using stratifications based on the risk characteristics of the underlying loans. Management has determined those risk characteristics to include loan type and interest rate. Impairment, when present, is recognized through a valuation allowance.

Loans

Loans are generally stated at their principal amount outstanding, net of unearned income. Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. A loan is placed on nonaccrual status and evaluated for impairment when principal or interest is past due 90 days or more and the loan is not well secured and in the process of collection, or when, in the opinion of management, there is sufficient reason to doubt collectibility of principal or interest. Interest previously accrued, but not collected, is reversed and charged against interest income at the time the loan is placed on nonaccrual status. Generally, the terms of loans that resulted from troubled debt restructurings are at interest rates considered below current market rates for comparable loans and are evaluated for impairment. The Corporation considers loans which are on nonaccrual or restructured status as impaired.

Old Kent's policy is to review impaired loans to determine the need for a valuation allowance. The Corporation determines this need using the most appropriate of the following methods: (1) the present value of the expected future cash flows discounted at the loan's effective rate of interest, (2) the loan's observable market price, or (3) the fair value of the collateral, if the loan is collateral dependent. Large groups of smaller balance homogenous loans with common risk characteristics are aggregated and collectively evaluated for impairment. These large groups of smaller balance homogenous loans include residential mortgages, consumer loans, and certain commercial loans, such as those to small businesses.

Interest payments received on nonaccrual loans are recorded as principal reductions if principal repayment is doubtful. Loans are no longer classified as impaired when principal and interest payments are current and collectibility is no longer in doubt. Interest income on restructured loans is recognized according to the terms of the restructure, subject to the nonaccrual policy described above.

Certain commitment and loan origination fees are deferred and amortized as an adjustment of the related loan's yield over its contractual life using the interest method, or other sufficiently similar methods. All remaining commitment and loan origination fees and all direct costs associated with originating or acquiring loans are recognized currently, which is not materially different than the prescribed method.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to absorb losses inherent in the loan portfolio. The amount is based on management's specific review and analysis of the loan portfolio, and evaluation of the effects of current economic conditions on the loan portfolio. This process

Note 1. Summary of Significant Accounting Policies (continued)

is based on estimates, and ultimate losses may materially differ in the near term from the current estimates. As changes in estimates occur, adjustments to the level of the allowance are recorded in the provision for credit losses in the period in which they become known.

Premises and Equipment

Premises and equipment are stated at original costs, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets or terms of the leases, whichever period is shorter. For income tax purposes, minimum lives and accelerated methods are used.

Other Real Estate Owned

Other real estate owned consists of properties acquired in partial or total satisfaction of debt. Other real estate owned is stated at fair value. Losses arising at acquisition are charged against the allowance for credit losses. Reductions in fair value subsequent to acquisition are recorded in other expense in the Consolidated Statement of Income.

Intangible and Other Long-lived Assets

Goodwill, representing the cost of investments in subsidiaries in excess of the fair value of the net assets at acquisition, is amortized over periods ranging from ten to twenty years. Other acquired intangible assets, such as those associated with acquired core deposits, are amortized over periods not exceeding fifteen years. When factors indicate that a long-lived asset or identifiable intangible asset should be evaluated for impairment, the Corporation estimates the undiscounted future cash flows over the remaining life of the asset in assessing whether impairment should be recognized.

Trust Assets

Property, other than cash deposits, held in a fiduciary or agency capacity is not included in the Consolidated Balance Sheet, since such assets are not owned by the Corporation.

Retirement Plans

The defined benefit pension plan covers substantially all employees. The plan provides for normal and early retirement, deferred benefits for vested employees and, under certain circumstances, survivor benefits in the event of death. Benefits are based on the employees' years of service and their five highest consecutive years of compensation over the last ten years of service, subject to certain limits. The proportion of average compensation paid as a pension is determined by age and length of service as defined in the plan. Contributions to the plan satisfy or exceed the minimum funding requirement of the Employee Retirement Income Security Act (ERISA). Assets held by the plan consist primarily of investments in several of Old Kent's proprietary mutual funds.

Old Kent also maintains noncontributory, nonqualified pension, thrift, and deferred compensation plans for certain participants whose retirement benefit payments under qualified plans are expected to exceed the limits imposed by the Internal Revenue Code. Old Kent maintains nonqualified trusts, referred to as ''rabbi'' trusts, primarily to assure the benefits in excess of those permitted in certain of the Old Kent qualified plans. These arrangements offer certain officers of the Corporation a degree of assurance for ultimate payment of benefits. The assets remain subject to the claims of creditors of Old Kent and are not the property of the employees. Therefore, they are accounted for as assets of the Corporation with a corresponding liability in the Consolidated Balance Sheet.

Note 1. Summary of Significant Accounting Policies (continued)

Old Kent maintains a defined contribution retirement savings plan covering substantially all employees. The Corporation's contribution is currently equal to 50% of the amount contributed by the participating employees, limited to a maximum of 3% of compensation as described under the terms of the plan. The estimated contribution by Old Kent is charged to expense during the year in which the employee contribution is received and is included in employee benefits in the Consolidated Statement of Income.

Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. Old Kent and its subsidiaries file a consolidated federal income tax return.

Earnings per Share

Basic earnings per share is computed by dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the average number of common shares outstanding plus all potential common shares. Dilutive potential common shares include all shares which may become contractually issuable. For Old Kent, dilutive potential common shares are primarily comprised of shares issuable under employee stock plans.

Comprehensive Income

Comprehensive income consists of net income and adjustments to available-for-sale securities. Old Kent presents comprehensive income in the Consolidated Statement of Shareholders' Equity.

Financial Instrument Accounting Policy

Old Kent uses certain off-balance sheet derivative financial instruments, including interest rate swaps, Treasury futures and options, and interest rate caps and floors in connection with risk management activities. Provided these instruments meet specific criteria, they are considered hedges and accounted for under the accrual or deferral methods, as more fully discussed below.

Old Kent uses interest rate swaps to hedge interest rate risk on interest-earning assets and interest-bearing liabilities. Amounts receivable or payable under these agreements are included in net interest income. There is no recognition on the balance sheet for changes in the fair value of the hedging instrument. Gains or losses on terminated interest rate swaps are deferred and amortized to interest income or expense over the remaining life of the contract term.

Old Kent uses forward sale agreements and options on forward sale agreements to protect the value of residential loan commitments, loans held-for-sale and related mortgage-backed securities held in the trading account. The market value of the financial hedges associated with loan origination commitments and loans held-for-sale are included in the aggregate valuation of mortgages held-for-sale. Premiums paid for options are deferred as a component of other assets and amortized against gains on sale of loans over the contract term. Forward sale agreements associated with mortgage-backed securities held in the trading account are considered when marking those securities to market, with the corresponding adjustment recorded to gains on sales of loans.

Note 1. Summary of Significant Accounting Policies (continued)

Old Kent uses Treasury futures and options on Treasury futures to help protect against market value changes in the mortgage servicing right (''MSR'') portfolio. The fair value of the hedges are recorded as an adjustment to the carrying amount of the MSR with a corresponding adjustment to cash or other receivables or payables. If terminated, the realized gain or loss on the hedge is included in MSR amortization over the estimated life of the loan servicing that had been hedged. Option premiums paid or received are deferred as a component of other assets and amortized as MSR amortization over the contract term.

Derivative financial instruments, such as caps and floors, that do not meet the required criteria are carried on the balance sheet at fair value with realized and unrealized changes in that value recognized in earnings. If the hedged item is sold or its outstanding balance otherwise declines below that of the related hedging instrument, the derivative product (or applicable excess portion thereof) is marked-to-market and the resulting gain or loss is included in earnings.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (''SFAS'') No. 133, ''Accounting for Derivative Instruments and Hedging Activities,'' as amended by SFAS 137, ''Deferral of the Effective Date of FASB Statement No. 133.'' The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in the other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Statement 133 is effective beginning January 1, 2001. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance. Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified on or after January 1, 1999. Old Kent has not yet quantified the impacts of adopting Statement 133 on the Consolidated Financial Statements and has not determined the timing of or method of adoption of Statement 133. However, the Statement could increase volatility in earnings and other comprehensive income.

Reclassification

Certain reclassifications have been made to prior periods' financial statements to place them on a basis comparable with the current period's financial statements.

Note 2. Business Acquisitions

On September 3, 1999, Old Kent completed the acquisition of Pinnacle Banc Group, Inc. (''Pinnacle''). The merger was accounted for as a pooling-of-interests and all financial statements in this report have been adjusted to reflect this business combination. Old Kent exchanged approximately 5.6 million shares of Old Kent Common Stock for all of the outstanding shares of Pinnacle Common Stock. Pinnacle was a bank holding company headquartered in the Chicago suburb of Oak Brook, Illinois. When acquired, Pinnacle had assets of approximately $1.0 billion and consolidated deposits of approximately $861 million. Pinnacle was the parent of Pinnacle Bank, which operated thirteen branches in the Chicago metropolitan area and Pinnacle Bank of the Quad-Cities, which operated three branches in western Illinois.

On July 9, 1999, Old Kent completed the acquisition of CFSB Bancorp, Inc. (''CFSB''). The merger was accounted for as a pooling-of-interests and all financial statements in this report have been adjusted to reflect

this business combination. Old Kent exchanged approximately 5.5 million shares of Old Kent Common Stock for all of the outstanding shares of CFSB Common Stock. CFSB was a holding company headquartered in Lansing, Michigan. When acquired, CFSB had consolidated assets of approximately $878 million and consolidated deposits of approximately $567 million. CFSB was the parent of Community First Bank. CFSB provided banking services through sixteen offices in Ingham, Clinton, Eaton and Ionia Counties in Michigan.

During the third quarter of 1999, Old Kent recognized $17.6 million of after-tax, merger-related charges associated with CFSB and Pinnacle, which had the effect of reducing earnings per share by $.15. On a pre-tax basis, the charges consisted of transaction costs of $2.0 million; employment charges of $11.8 million primarily related to redundant staffing; and $12.2 million mainly associated with contract cancellation costs and asset obsolescence for duplicate operations. Old Kent's unexpended reserves for these charges were $7.7 million at December 31, 1999. These reserves are expected to be utilized during 2000.

On October 1, 1998, Old Kent completed the acquisition of First Evergreen Corporation (''First Evergreen''). When acquired, First Evergreen had assets of approximately $1.9 billion and deposits of approximately $1.7 billion. The merger was accounted for as a pooling-of-interests and all financial statements in this report have been adjusted to reflect this business combination. Old Kent exchanged approximately 12.8 million shares of Old Kent Common Stock for all the outstanding shares of First Evergreen Common Stock. During the fourth quarter of 1998, Old Kent recognized $19.7 million of after-tax, merger related charges, which had the effect of reducing earnings per share by $.15. First Evergreen was a bank holding company headquartered in Evergreen Park, Illinois. First Evergreen provided banking services through eight offices in Cook County, Illinois.

Pending Acquisitions as of December 31, 1999

On July 29, 1999, Old Kent entered into a definitive agreement for the acquisition of Merchants Bancorp, Inc. (''Merchants''). The merger is intended to be accounted for as a pooling-of-interests. Old Kent will exchange .83 shares of Old Kent Common Stock for each outstanding share of Merchants Common Stock. Old Kent expects to issue approximately 4.5 million shares related to this transaction. Merchants is a bank holding company headquartered in Aurora, Illinois, with consolidated assets of approximately $979 million and consolidated deposits of approximately $721 million at December 31, 1999. Merchants operates 12 suburban Chicago area banking sites as well as two banking sites in DeKalb and Kendall Counties, Illinois. The merger is expected to be completed in February, 2000. The following details the proforma effects of the merger as if it had been completed as of December 31, 1999:

	Year ended December 31					
	1999		1998		1997	
	Old Kent	Proforma	Old Kent	Proforma	Old Kent	Proforma
	(dollars in thousands, except per share data)					
Net income	$252,539	$259,109	$225,323	$233,737	$223,520	$230,861
Basic E.P.S.	$2.13	$2.11	$1.82	$1.83	$1.73	$1.73
Diluted E.P.S.	$2.11	$2.09	$1.81	$1.81	$1.71	$1.71
Number of shares used to calculate basic E.P.S.	118,700	123,005	123,512	127,808	129,374	133,658
Number of shares used to calculate diluted E.P.S.	119,715	124,070	124,766	129,124	130,446	134,760

On September 9, 1999, Old Kent entered into a definitive agreement for the acquisition of Grand Premier Financial, Inc. (''Grand Premier''). The merger is intended to be accounted for as a pooling-of-interests. Old Kent will exchange .4231 shares of Old Kent Common Stock for each outstanding share of Grand Premier Common Stock. Old Kent expects to issue approximately 10 million shares related to this transaction. Grand

Note 2. Business Acquisitions (continued)

Premier is a bank holding company headquartered in Wauconda, Illinois, with consolidated assets of approximately $1.7 billion and consolidated deposits of approximately $1.4 billion at December 31, 1999. Grand Premier operates 23 banking offices in the Chicago area and northern Illinois. The merger is expected to be completed in the second quarter of 2000.

Note 3. Pledged and Restricted Assets

The Federal Reserve requires the banking subsidiaries to maintain certain average non-interest bearing cash balances in accordance with stated reserve requirements. These average reserves approximated $18.1 million during 1999 and $54.1 million during 1998.

At December 31, 1999, securities having an aggregate amortized cost of approximately $2.1 billion were pledged to secure public and trust deposits and for other purposes as required by law. These pledged assets primarily consisted of securities available-for-sale and securities held-to-maturity.

The average Securities Sold Under Agreements to Repurchase was $681 million in 1999, and $661 million in 1998. The maximum amount of outstanding agreements at any month-end during 1999 was $786 million. The average Securities Purchased Under Agreements to Resell was $90 thousand in 1999. There were no outstanding agreements to resell at any time during 1998. It is Old Kent's policy to take possession of securities purchased under agreements to resell.

Note 4. Securities Available-for-Sale

The following summarizes amortized cost and market values of securities available-for-sale at December 31, 1999 and 1998:

December 31, 1999	Amortized Gross	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
		(dollars in thousands)		
U.S. Treasury and federal agency securities	$609,003	$59	$19,494	$589,568
Collateralized mortgage obligations:				
U.S. Government issued	1,048,542	—	32,497	1,016,045
Privately issued	394,974	40	8,521	386,493
Mortgage-backed pass-through securities	444,309	221	26,023	418,507
State and political subdivisions	8,295	1,426	11	9,710
Other securities	196,409	294	2,858	193,845
Total	$2,701,532	$2,040	$89,404	$2,614,168
December 31, 1998				
U.S. Treasury and federal agency securities	$1,168,946	$28,964	$51	$1,197,859
Collateralized mortgage obligations:				
U.S. Government issued	1,267,819	8,661	1,817	1,274,663
Privately issued	366,307	2,057	902	367,462
Mortgage-backed pass-through securities	198,890	1,499	671	199,718
State and political subdivisions	16,851	2,591	1	19,441
Other securities	266,537	11,399	1,577	276,359
Total	$3,285,350	$55,171	$5,019	$3,335,502

Note 4. Securities Available-for-Sale (continued)

The amortized cost and market values of securities available-for-sale at December 31, 1999, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

December 31, 1999	Amortized Cost	Estimated Market Value
	(dollars in thousands)	
U.S. Treasury and federal agency securities:		
Due in one year or less	$75,531	$75,442
Due after one year through five years	385,445	373,150
Due after five years through ten years	134,186	128,197
Due after ten years	13,841	12,779
Total U.S. Treasury and federal agency securities	609,003	589,568
State and political subdivision securities:		
Due in one year or less	2,366	2,503
Due after one year through five years	4,323	5,304
Due after five years through ten years	1,371	1,663
Due after ten years	235	240
Total state and political subdivision securities	8,295	9,710
Collateralized mortgage obligations and other mortgage-backed securities	1,887,825	1,821,045
Other securities	196,409	193,845
Total	$2,701,532	$2,614,168

Note 5. Securities Held-to-Maturity

The following summarizes amortized cost and market values of securities held-to-maturity at December 31, 1999 and 1998:

December 31, 1999	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
		(dollars in thousands)		
U.S. Treasury and federal agency securities	$30,507	$9	$534	$29,982
Collateralized mortgage obligations:				
U.S. Government issued	25,973	—	503	25,470
Privately issued	5,266	—	55	5,211
Mortgage-backed pass-through securities	61,096	947	791	61,252
State and political subdivision securities	482,253	5,660	23,630	464,283
Other securities	4,148	2	—	4,150
Total	$609,243	$6,618	$25,513	$590,348
December 31, 1998				
U.S. Treasury and federal agency securities	$182,364	$2,406	$33	$184,737
Collateralized mortgage obligations:				
U.S. Government issued	65,647	77	240	65,484
Privately issued	26,210	—	106	26,104
Mortgage-backed pass-through securities	88,512	1,974	93	90,393
State and political subdivision securities	440,077	16,347	467	455,957
Other securities	935	—	—	935
Total	$803,745	$20,804	$939	$823,610

Note 5. Securities Held-to-Maturity (continued)

The amortized cost and market values of securities held-to-maturity at December 31, 1999, are shown below by their contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligation with or without call or prepayment penalties.

December 31, 1999	Amortized Cost	Estimated Market Value
	(dollars in thousands)	
U.S. Treasury and federal agency securities:		
Due in one year or less	$3,011	$3,020
Due after one year through five years	5,000	4,886
Due after five years through ten years	22,496	22,076
Total U.S. Treasury and federal agency securities	30,507	29,982
State and political subdivision securities:		
Due in one year or less	36,467	36,735
Due after one year through five years	117,548	119,495
Due after five years through ten years	129,860	128,457
Due after ten years	198,378	179,596
Total state and political subdivision securities	482,253	464,283
Collateralized mortgage obligations and other mortgage-backed securities	92,335	91,933
Other	4,148	4,150
Total	$609,243	$590,348

Note 6. Loans and Nonperforming Assets

The following summarizes loans:

	December 31	
	1999	1998
	(dollars in thousands)	
Commercial	$3,169,549	$2,818,558
Real estate—Commercial	2,397,663	2,093,009
Real estate—Construction	1,091,864	742,834
Real estate—Residential mortgages	1,647,064	1,895,912
Real estate—Consumer home equity	2,081,893	1,125,139
Consumer	1,416,694	1,378,252
Lease financing	262,334	166,374
Total Loans	$12,067,061	$10,220,078

Loans made by Old Kent to its directors and executive officers, including their family members and associated entities, aggregated $78 million and $54 million at December 31, 1999 and 1998, respectively. During 1999, new loans and other additions amounted to $53 million and repayments and other reductions were $29 million. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization and do not represent more than a normal risk of collection.

During 1998, Old Kent sold $90.1 million of student loans and $47.4 million of auto loans. A $1.7 million gain was recognized on these sales. During 1997, Old Kent sold its credit card loan portfolio of $266.3 million and $59.3 million of other consumer loans. A $17.0 million gain was recognized on these sales.

Note 6. Loans and Nonperforming Assets (continued)

The table below summarizes impaired loans and other nonperforming assets:

	December 31	
	1999	1998
	(dollars in thousands)	
Impaired loans:		
Nonaccrual loans	$55,491	$61,238
Restructured loans	1,878	3,147
Total impaired loans	57,369	64,385
Other real estate owned	8,151	8,106
Total nonperforming assets	$65,520	$72,491

Loans past due 90 days or more for which interest income continues to be recognized totaled $14.2 million and $16.9 million at December 31, 1999, and 1998, respectively. Gross interest income that would have been recorded in 1999 for nonaccrual and restructured loans as of December 31, 1999, assuming interest had been accrued throughout the year in accordance with original terms, was $5.6 million. The comparable total for 1998 was $6.2 million. The amount of interest included in income on these loans was $2.0 million and $2.3 million in 1999 and 1998, respectively. During the years 1999 and 1998, impaired loans averaged $58.9 million and $71.4 million, respectively. At December 31, 1999, there was no specific valuation allowance associated with impaired loans.

At December 31, 1999, the Corporation's management has also identified loans totaling approximately $14.3 million as potential problem loans. These loans are not included as nonperforming assets in the table above. While these loans were in compliance with repayment terms at December 31, 1999, other circumstances caused management to seriously doubt the ability of the borrowers to continue to remain in compliance with existing loan repayment terms. Although Old Kent has a diversified loan portfolio, a substantial natural geographic concentration of credit risk exists within the Corporation's defined customer market areas. These geographic market areas are the State of Michigan, the greater Grand Rapids, Michigan area, and the Chicago, Illinois metropolitan and suburban markets. There are no significant concentrations of credit where customers' ability to honor loan terms is dependent upon a single economic sector.

Note 7. Allowance for Credit Losses

The following summarizes the changes in the allowance for credit losses:

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Balance at beginning of year	$179,605	$173,203	$181,898
Additions:			
Provision charged to operations	26,175	47,218	47,337
Business acquisitions and loan purchases	120	—	3,204
Total additions	26,295	47,218	50,541
Deductions:			
Credit losses	(42,445)	(57,387)	(67,389)
Less recoveries	20,832	17,048	16,748
Net credit losses	(21,613)	(40,339)	(50,641)
Loan sales and other dispositions	—	(477)	(8,595)
Total deductions	(21,613)	(40,816)	(59,236)
Balance at end of year	$184,287	$179,605	$173,203

Note 8. Premises and Equipment

The following summarizes leasehold improvements, premises and equipment:

	December 31,	
	1999	1998
	(dollars in thousands)	
Land	$40,836	$41,469
Land improvements	12,082	9,866
Buildings and improvements	231,780	235,930
Leasehold improvements	27,150	24,716
Furniture and equipment	227,609	212,876
	539,457	524,857
Less accumulated depreciation and amortization	292,188	272,784
Net premises and equipment	$247,269	$252,073

Note 9. Other Assets

Other assets shown on the consolidated balance sheet include the following intangible assets (net of accumulated amortization):

	December 31,	
	1999	1998
	(dollars in thousands)	
Goodwill	$113,273	$122,089
Core deposit intangibles	16,407	20,560
Total	$129,680	$142,649

Other assets shown on the consolidated balance sheet include mortgage servicing rights (''MSRs'') as follows:

	December 31,	
	1999	1998
	(dollars in thousands)	
MSRs, net of amortization	$274,896	$228,672
Less servicing valuation reserve	—	(9,129)
Carrying value of MSRs	$274,896	$219,543
Estimated aggregate fair value of capitalized MSRs	$323,000	$255,000

The estimated fair values shown above for these MSRs, were determined based upon quoted market prices for comparable transactions, where available, or the present value of expected future cash flows.

Note 9. Other Assets (continued)

The following reflects capitalized mortgage servicing rights and the related servicing valuation reserve for the years indicated:

	Year Ended December 31,	
	1999	1998
	(dollars in thousands)	
MSRs:		
Balance at beginning of period	$228,672	$151,390
Additions	257,720	202,695
Sales	(155,840)	(73,740)
Amortization	(55,656)	(51,673)
Balance at end of period	$274,896	$228,672
Related servicing valuation reserve:		
Balance at beginning of period	$(9,129)	$(4,629)
Servicing valuation provision	9,129	(4,500)
Balance at end of period	$0	$(9,129)

Note 10. Other Borrowed Funds

The following summarizes other borrowed funds:

	December 31,	
	1999	1998
	(dollars in thousands)	
Bank notes	$500,000	$250,000
Securities sold under agreements to repurchase	699,617	756,968
Treasury tax and loan demand notes	161,084	110,940
Federal funds purchased	235,486	502,000
Federal Home Loan Bank advances	927,170	736,835
Other borrowed funds	27,520	48,228
Total other borrowed funds	$2,550,877	$2,404,971

The $500.0 million of bank notes bear interest at variable rates indexed to three-month LIBOR and prime, and mature at various dates through 2000.

The Federal Home Loan Bank (FHLB) advances are at fixed and variable interest rates and mature at various dates through 2011. There are $402.2 million in fixed interest rate advances that have a weighted average interest rate of 6.06%. There are $525.0 million in variable interest rate advances that are indexed to one-month LIBOR and Fed effective rates. Advances from the FHLB are collateralized by 1-4 family mortgages.

Note 11. Long-Term Debt

Long-term debt, as shown in the accompanying consolidated balance sheets, consists of the following:

	1999	1998
	(dollars in thousands)	
Subordinated notes, 6⅝% due November 15, 2005	$100,000	$100,000
Capital securities, as described below	100,000	100,000
Total long-term debt	$200,000	$200,000

Note 11. Long-Term Debt (continued)

On January 31, 1997, Old Kent issued a floating rate junior subordinated debenture (the ‘‘Debenture’’) having a principal amount of $103,092,784 to Old Kent Capital Trust I (the ‘‘Trust’’). Cumulative interest on the principal sum of the Debenture accrues from January 31, 1997, and it is payable quarterly in arrears on the first day of February, May, August and November of each year at a variable rate per annum equal to LIBOR (London Interbank Offering Rate) plus .80% until paid. Interest is computed on the actual number of days elapsed in a year of twelve 30 day months. The Debenture ranks subordinate and junior in right of payment to all Indebtedness (as defined) of Old Kent. The Debenture matures on February 1, 2027, but may be redeemed in whole or in part beginning on February 1, 2007, or earlier upon the occurrence of certain special events defined in the Indenture governing the Debenture.

On January 31, 1997, the Trust sold Floating Rate Subordinated Capital Income Securities (‘‘Preferred Securities’’) having an aggregate liquidation amount of $100 million to investors and issued Common Capital Securities (‘‘Common Securities’’) having an aggregate liquidation amount of $3,092,784 to Old Kent. All of the proceeds from the sale of Preferred Securities and Common Securities were invested in the Debenture. Preferred Securities and Common Securities represent undivided beneficial interests in the Debenture, which is the sole asset of the Trust. Holders of Preferred Securities and Common Securities are entitled to receive distributions from the Trust on terms which correspond to the interest and principal payments due on the Debenture. Payment of distributions by the Trust and payments on liquidation of the Trust or redemption of Preferred Securities are guaranteed by Old Kent to the extent the Trust has funds available (the ‘‘Guarantee’’). Old Kent’s obligations under the Guarantee, taken together with its obligations under the Debenture and the Indenture, constitute a full and unconditional guarantee of all of the Trust’s obligations under the Preferred Securities issued by the Trust. Because the Common Securities held by Old Kent represent all of the outstanding voting securities of the Trust (in the absence of a default or other specified event), the Trust is considered to be a wholly owned subsidiary of Old Kent for reporting purposes and its accounts are reflected in the Consolidated Financial Statements of Old Kent.

The Preferred Securities qualify as Tier I capital for regulatory capital purposes. Issuance of the Preferred Securities by the Trust had the effect of increasing Old Kent’s regulatory capital.

Note 12. Preferred Stock and Preferred Stock Purchase Rights

At December 31, 1999, 1998 and 1997, there were 25,000,000 shares of preferred stock authorized but not issued. At December 31, 1999, 1998 and 1997, 3,000,000 of these shares were designated Series A Preferred Stock and 500,000 shares were designated Series B Preferred Stock. At December 31, 1999 and 1998, 1,000,000 shares of authorized but unissued preferred stock were designated Series C Preferred Stock.

On December 31, 1999, approximately 50.8 million Series C Preferred Stock Purchase Rights (‘‘Series C Rights’’) were outstanding. Series C Rights were issued under the Preferred Stock Purchase Rights Plan of 1997 and are governed by a rights agreement (the ‘‘Rights Agreement’’), which was adopted by the Board on January 20, 1997. Series C Rights were issued on February 14, 1997 as a dividend to holders of the Corporation’s common stock at the rate of one right for each share of common stock outstanding. As a result of a two-for-one stock split paid in 1997 and a 5% stock dividend paid in 1997, 1998 and 1999, each share of the Corporation’s common stock carried .4319 of a Series C Right at December 31, 1999. Each full Series C Right entitled the holder to buy 1/100 of a share of Series C Preferred Stock at a price of $160.00. The exercise price and the number of shares of Series C Preferred Stock issuable upon the exercise of the Series C Rights are subject to adjustment in certain cases to prevent dilution. Series C Rights are attached to and evidenced by common stock certificates and are not transferable apart from the common stock until the occurrence of certain events set forth in the Rights Agreement. Series C Rights do not have any voting rights. Series C Rights are redeemable at the option of the Corporation, at a price of $.01 per Series C Right, prior to the time any person or group acquires beneficial ownership of 15% or more of the then outstanding common stock, commences a

Note 12. Preferred Stock and Preferred Stock Purchase Rights (continued)

tender offer for 15% or more of the then outstanding common stock, or is declared by the board of directors to be an ‘‘adverse person’’ under the plan. Series C Rights expire on February 13, 2007. So long as the Rights are not separately transferable, the Corporation will issue .4319 of a Right (subject to possible future adjustment) with each newly issued share of common stock.

On December 31, 1999, 7,250 shares of preferred stock were designated Series D Perpetual Preferred Stock (‘‘Series D Shares’’) and 2,000 shares of preferred stock were designated Series E Preferred Stock (‘‘Series E Shares’’). Series D Shares and Series E Shares were, at December 31, 1999, authorized, unissued, and reserved for issuance in the then pending acquisition of Grand Premier. Each Series D Share and Series E Share would have a stated value of $1,000 per share and would provide for cumulative dividends, payable quarterly, at an annual rate of 8% based on the $1,000 stated value. Series D Shares are senior as to dividends to Series E Shares and both Series D and Series E Shares are senior as to dividends to Old Kent Series C Preferred Stock and Old Kent Common Stock. In the event of liquidation, Series D Shares and Series E Shares would rank on parity and would be senior to Old Kent Series C Preferred Stock and Old Kent Common Stock. Neither Series D Shares nor Series E Shares are redeemable at the option of either Old Kent or the holder. Series D Shares are convertible, at the option of the holder, into shares of Old Kent Common Stock, at a price of $18.2905 of stated value per share of Old Kent Common Stock, subject to antidilution provisions. Series E Shares would not be convertible, but would, in the event of certain business combinations, be entitled to receive a cash payment equivalent to the conversion value of Series D Shares. Series D Shares and Series E Shares would be issued to holders of equivalent classes of preferred stock of Grand Premier in Old Kent’s pending acquisition of Grand Premier, expected to be completed during the second quarter of 2000.

Note 13. Common Stock

During the three years ended December 31, 1999, the Corporation has issued shares for stock dividends as follows:

Year	Amount of Stock Dividend	Number of Shares Issued	Payment Date	Record Date	Declaration Date
1999	5 percent	5,125,000	July 19	June 29	June 21
1998	5 percent	4,489,000	July 17	June 26	June 15
1997	5 percent	2,269,000	July 28	June 27	June 16

On December 15, 1997, the Corporation issued 46.4 million shares of its common stock in a two-for-one stock split, effected as a 100 percent stock dividend, to shareholders of record on November 14, 1997. All per share amounts included in this report have been retroactively adjusted to reflect the effect of the stock dividends and the stock split. On June 16, 1997, the Board of Directors of the Corporation authorized repurchase of up to 3.0 million shares of Old Kent Common Stock, which would be reserved for later reissue in connection with future stock dividends, employee stock plans and other corporate purposes. This authorization was amended by the Board of Directors on October 20, 1997, to give effect to the two-for-one stock split paid December 15, 1997. The amended authorization doubled the number of shares authorized for repurchase but not yet repurchased on the payment date of the stock split. On June 15, 1998, the Board of Directors of the Corporation authorized repurchase of up to 6.0 million shares of Old Kent Common Stock, which are reserved for later reissue in connection with future stock dividends, employee stock plans, and other corporate purposes. On June 21, 1999, Old Kent’s Board of Directors authorized repurchase of up to 3.0 million shares of Old Kent Common Stock, which are reserved for later reissue in connection with future stock dividends, employee stock plans and other corporate purposes.

Note 13. Common Stock (continued)

The table below summarizes shares repurchased and reserved with the intent of future reissuance at December 31, 1999:

	Total	Stock Dividends	Dividend Reinvestment and Employee Stock Plans
Shares reserved at December 31, 1998	3,801,670	2,600,000	1,201,670
Shares repurchased under authorizations	4,128,908	3,168,209	960,699
Shares issued for related stated purposes	(5,939,532)	(5,018,209)	(921,323)
Shares reserved at December 31, 1999	1,991,046	750,000	1,241,046

Of the 4.1 million shares repurchased during 1999, 1.5 million shares were repurchased under the June 15, 1999, authorization. At December 31, 1999, Old Kent had remaining authorization to repurchase approximately 1.5 million shares of its common stock over the ensuing seven month period. Shares intended for anticipated future stock dividends are reacquired ratably on a quarterly basis; shares intended for reissue in connection with dividend reinvestment and employee stock plans are reacquired quarterly as needed to maintain shares reserved for those purposes at a level consistent with anticipated permissible needs; shares for use in connection with general corporate purposes and business acquisitions are reacquired based upon need.

Note 14. Stock Based Compensation

Old Kent has stock option plans under which options may be granted to certain key employees at not less than the market price of Old Kent's common stock on the date of grant. The options granted are exercisable immediately, or are subject to a vesting schedule where one third of the shares vests immediately, one third vests at the first anniversary date of the grant, and the final third vests at the second anniversary date. Options granted expire within ten years of the date of grant, subject to certain cancellation provisions relating to employment. In addition, under the Stock Incentive Plan of 1999, Old Kent may also award restricted stock to certain key employees. At December 31, 1999, a total of 7.5 million shares were reserved for option or restricted stock grants, including 3.4 million shares available for future option or restricted stock grants under stock incentive plans. Restricted shares issued pursuant to the plans are restricted as to sale or transfer for a specified period, typically five years and are forfeitable (subject to certain exceptions) upon termination of employment, but provide the recipients with all other rights and benefits of ownership. During 1999, 1998, and 1997, Old Kent issued 50,159 shares, 107,306 shares and 200,955 shares of its common stock with total market values of $1,892,100, $3,835,000 and $5,071,000, respectively, which are being amortized ratably to expense over the period of restriction. The following table summarizes stock option transactions and the related average exercise prices for the last three years:

	1999		1998		1997	
	No. of Shares	Weighted Average Exer. Price	No. of Shares	Weighted Average Exer. Price	No. of Shares	Weighted Average Exer. Price
	(adjusted for stock splits and dividends)					
Options outstanding at beginning of year	2,838,410	$21.49	2,224,254	$13.34	2,709,212	$10.25
Options granted	1,822,964	41.21	1,051,417	34.73	489,320	24.22
Options exercised	(560,314)	(15.87)	(388,278)	(10.45)	(958,478)	(11.13)
Options forfeited or canceled	(61,534)	(37.89)	(48,983)	(23.73)	(15,800)	(9.43)
Options outstanding at end of year	4,039,526	$32.08	2,838,410	$21.49	2,224,254	$13.34
Weighted average estimated fair value of options granted in year		$11.48		$9.31		$5.49
Exercisable at end of year	2,535,655	$27.41	2,366,947	$20.30	2,038,567	$13.43

Note 14. Stock Based Compensation (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of options granted for:

	1999	1998	1997
Dividend yield	2.0%	2.0%	2.5%
Expected average life (in years)	6	6	5
Expected volatility	22%	23%	20%
Risk free interest rate	5.8-6.3%	4.5-5.5%	5.7-6.2%

Options were outstanding at December 31, 1999 as follows:

				Outstanding Stock Options		Exercisable Options	
Exercise price per share	Lowest Price	Highest Price	Number of Options at year end	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price
Under $11	$4.65	$10.54	188,359	$8.48	1.7	188,359	$8.48
$11 -$20	12.39	16.04	689,105	13.96	5.1	689,105	13.96
$21 -$32	21.06	31.25	357,889	25.00	7.5	352,639	24.90
$33 -$41	34.17	40.74	983,806	34.93	8.5	686,921	34.95
Over $41	41.16	41.85	1,820,367	41.23	9.5	618,631	41.23
All options	$4.65	$41.85	4,039,526	$32.08	8.0	2,535,655	$27.41

The Corporation accounts for its option plans and employee stock purchase plan under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), under which no compensation cost has been recognized in the accompanying Consolidated Statement of Income. The table below displays pro forma amounts for net income and net income per common share which reflects the effects of additional compensation cost for 1999, 1998, and 1997 option grants as if they had been recognized under SFAS No. 123, "Accounting for Stock Based Compensation." The 1999 proforma figures also include the impact of additional compensation cost associated with the 15% discount provided to eligible employees who participate in the Old Kent Financial Corporation Employee Stock Purchase Plan of 1999, which is further described below.

	1999			1998			1997		
	Net Income (in millions)	Basic EPS	Diluted EPS	Net Income (in millions)	Basic EPS	Diluted EPS	Net Income (in millions)	Basic EPS	Diluted EPS
As reported	$252.5	$2.13	$2.11	$225.3	$1.82	$1.81	$223.5	$1.73	$1.71
Pro forma	243.3	2.05	2.03	220.6	1.79	1.77	221.9	1.72	1.70

Old Kent also has a deferred stock compensation plan under which key employees may be awarded shares of stock as deferred compensation to be received at a specified later date, which may be up to five years after the date of the award. The plan provides for the issuance of a maximum of 766,348 authorized but previously unissued shares of Old Kent's common stock. Shares awarded under the plan would not be issued until the end of the deferral period, unless there is a change in control of the Corporation, in which case the shares would be issued to a trust where they are to be held and distributed at the end of the deferral period. Employees who receive awards under this plan will receive additional shares as if the dividends which would have been paid on the shares awarded if they were outstanding during the deferral period were reinvested under Old Kent's dividend reinvestment plan. There were no awards of deferred stock during 1999 or 1998. During 1997, Old Kent awarded 30,840 shares of its common stock valued at $755,000 at their award date. At December 31, 1999, there were 498,382 shares reserved for future deferred stock compensation plan awards.

Note 14. Stock Based Compensation (continued)

The Old Kent Financial Corporation Employee Stock Purchase Plan of 1999 (the ''Purchase Plan'') provides for eligible employees to authorize the Corporation to withhold up to $1,000 of their compensation for the purchase of shares of Old Kent Common Stock. Approximately 2,379 or 30% of the Company's eligible employees participate in the Purchase Plan. The purchase price for each share is equal to 85% of the market value on the day of the purchase. A total of 2.1 million shares were reserved for issuance under the Purchase Plan. The market value of shares purchased by a participant cannot exceed $25,000 in any one year. Since the inception of the Purchase Plan in July of 1999, a total of 24,357 shares have been purchased by participants at prices ranging from $30.68 to $33.87 per share. The weighted average fair value of these shares was $32.44. As of December 31,1999, 2.08 million shares of the Corporation's common stock are available for purchase under the Purchase Plan.

Old Kent also had restricted stock plans under which certain key employees were awarded restricted stock. These plans were replaced in 1999 by the Stock Incentive Plan of 1999 and all future awards will be made under this plan. Shares issued pursuant to the plans are restricted as to sale or transfer for a period of up to five years and are forfeitable (subject to certain exceptions) upon termination of employment, but provide the recipients with all other rights and benefits of ownership. During 1998 and 1997, Old Kent issued 107,306 shares and 200,955 shares of its common stock with total market values of $3,835,000 and $5,071,000, respectively, which are being amortized ratably to expense over the period of restriction.

Note 15. Employee Benefits

The Corporation provides pension benefits to substantially all of its employees under the terms of the ''Old Kent Retirement Income Plan.'' Old Kent also provides its key executives with pension benefits under the provisions of the ''Old Kent Executive Retirement Income Plan.'' Old Kent uses a measurement date of September 30 for its disclosures. The following table sets forth the changes in the benefit obligation and plan assets as well as the funded status of both pension plans for the years ended December 31, 1999 and 1998 in accordance with the provisions of SFAS No. 132, ''Employers' Disclosures about Pensions and Other Post-Retirement Benefits.''

	Qualified Retirement Income Plan		Non-Qualified Retirement Income Plan	
	1999	1998	1999	1998
	(dollars in thousands)			
Change in Benefit Obligation				
Benefit obligation at prior measurement date	$116,040	$107,314	$22,194	$20,030
Service cost	9,544	9,085	766	875
Interest cost	7,478	7,582	1,420	1,448
Amendments	—	2,594	—	431
Actuarial (gain)/loss	(21,071)	4,572	(3,803)	746
Benefits paid in current year	(11,302)	(15,107)	(1,219)	(1,336)
Benefit obligation at measurement date	$100,689	$116,040	$19,358	$22,194
Change in Plan Assets				
Market value of assets at prior measurement date	$114,661	$111,094	—	—
Actual return on assets	880	15,674	—	—
Contributions made in current year	2,009	3,000	1,219	1,336
Benefits paid in current year	(11,302)	(15,107)	(1,219)	(1,336)
Market value of assets at measurement date	$106,248	$114,661	$0	$0
Reconciliation of Funded Status				
Funded status	$5,559	$(1,379)	$(19,358)	$(22,194)
Unrecognized transition (asset)/obligation	(8,965)	(10,792)	157	245
Unrecognized prior service cost	4,225	4,785	2,062	2,332
Unrecognized net (gain)/loss	(10,374)	2,426	910	4,997
Accrued pension cost, December 31, 1999	$(9,555)	$(4,960)	$(16,229)	$(14,620)

Note 15. Employee Benefits (continued)

At December 31, 1999, $16.4 million was held in ‘‘rabbi’’ trust accounts to fund and secure the benefits of the Non-Qualified Retirement Income Plan as described in Note 1.

Net pension expense included the following components:

	Year ended December 31					
	Qualified Retirement Income Plan			Non-Qualified Retirement Income Plan		
	1999	1998	1997	1999	1998	1997
	(dollars in thousands)					
Service cost (benefits earned during the year)	$9,544	$9,085	$7,739	$766	$875	$946
Interest cost on projected benefit obligation	7,478	7,582	7,955	1,420	1,448	1,639
Expected (return)/loss on plan assets	(9,633)	(9,365)	(8,348)	—	—	—
Amortization of transition obligation	(1,827)	(1,827)	(1,827)	89	89	89
Amortization of prior service cost	560	216	216	261	207	207
Recognized net actuarial (gain)/loss	482	1,046	926	284	316	399
Net periodic pension expense	$6,604	$6,737	$6,661	$2,820	$2,935	$3,280

The following assumptions were used in determining the actuarial present value of the projected benefit obligations as of the measurement date for each of the following years:

	Qualified Retirement Income Plan			Non-Qualified Retirement Income Plan		
	1999	1998	1997	1999	1998	1997
Discount rate	7.75%	6.75%	7.00%	7.75%	6.75%	7.00%
Rate of increase in future compensation levels	4.50	4.25	4.25	6.00	6.00	6.00
Expected long-term rate of return on plan assets	10.00	10.00	10.00	—	—	—

Old Kent has adopted amended assumptions, as shown above, for use in the actuarial determination of its projected benefit obligations at December 31, 1999. Beginning with 1999, Old Kent changed its measurement date from December 31 to September 30. The effects of these changes are included in the actuarial gain for 1999. The amended assumptions reflect a change in outlook based on management’s assessment of expected economic conditions for the foreseeable future.

Eligible employees may elect to participate in Old Kent’s retirement savings plans whereby the Corporation contributes a 50% matching contribution for each amount contributed by participating employees, within limits as defined in the plans. The cost of these retirement savings plans was $6,334,000, $8,575,000, and $7,071,000 for 1999, 1998 and 1997, respectively.

The Corporation provides post-retirement benefits other than pensions for a small group of employees who were entitled to such benefits under plans of predecessor banking organizations acquired by Old Kent. These benefits primarily consist of health care and life insurance. The costs of these benefits are not material and are recognized in the financial statements during the employees’ years of service.

Note 16. Taxes on Income

Components of the provision for income taxes are as follows:

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Federal income taxes:			
Current	$115,258	$96,066	$90,936
Deferred	12,460	16,614	20,560
State income taxes	9,059	5,691	6,827
Total provision	$136,777	$118,371	$118,323

The preceding table excludes tax (benefit) expense of ($34.3 million) and $7.8 million for 1999 and 1998, respectively, related to the market value adjustments on investment securities available-for-sale, which is recorded directly in shareholders' equity.

Income tax expense differs from that computed at the federal statutory rate as follows:

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Tax at 35% statutory rate	$136,261	$120,293	$119,645
Tax effect of:			
Tax-exempt interest	(10,897)	(9,176)	(7,796)
Other, net	11,413	7,254	6,474
Income tax expense	$136,777	$118,371	$118,323
Effective tax rate	35.1%	34.4%	34.6%

Components of the deferred tax assets and liabilities were as follows:

	Year ended December 31	
	1999	1998
	(dollars in thousands)	
Deferred tax assets:		
Allowance for credit losses	$67,362	$66,377
Deferred compensation	23,330	19,633
Accrued expenses	9,273	6,107
Unrealized loss on securities available-for-sale	16,671	—
Other	13,779	12,211
Total deferred tax assets	130,415	104,328
Valuation allowance	—	—
Deferred tax assets	130,415	104,328
Deferred tax liabilities:		
Mortgage servicing rights	80,939	60,116
Unrealized gain on securities available-for-sale	—	17,606
Other	19,817	18,764
Deferred tax liabilities	100,756	96,486
Net deferred tax assets	$29,659	$7,842

Note 17. Reportable Operating Segments

Under the provisions of SFAS No. 131, Old Kent has six reportable operating segments: Corporate Banking, Retail Banking, Community Banking, Investment and Insurance Services, Mortgage Banking and Treasury. Old Kent's reportable segments are strategic business units that are managed separately because each business requires different technology and marketing strategies, and also differs in product emphasis.

Corporate Banking provides a full array of credit, cash management and international services to corporate customers. The majority of Old Kent's corporate customers are owner-operated, middle-market companies with $5-150 million in annual sales. This customer base is spread across industries, including manufacturing, wholesaling, distributing, real estate developing, and retailing. Retail Banking distributes a broad array of consumer and small business products including deposits, loans and other transaction oriented services. These products and services are delivered through a comprehensive distribution system which includes ATMs, telephone, on-line and supermarket banking as well as conventional branch sales offices. Community Banking provides locally-based delivery of a complete range of financial products and services to smaller communities. Investment and Insurance Services delivers investment and insurance products through a wide network which includes traditional trust, private banking, brokerage, investment advisory, insurance agency, mutual funds, employee benefit administration and other financial services. Mortgage Banking provides a wide array of residential mortgage loan products to borrowers through a branch network of 147 offices in 32 states. The Treasury function primarily manages Old Kent's liquidity and interest rate risk. With the exception of the Mortgage Banking segment which operates nationwide, Old Kent's segments operate primarily within the lower peninsula of Michigan and northern Illinois.

The Treasury function administers intersegment funding using transfer pricing techniques, consistent with market rates. The elimination of intersegment funding interest income and expense is included in the Treasury line of business results.

The accounting policies of the segments are essentially the same as those described in the summary of significant accounting policies. Old Kent evaluates performance based on profit and loss from operations. Management assesses performance of each segment based upon all relevant results as shown in the table below.

Old Kent's revenues are derived almost entirely from sources within the United States. Old Kent does not rely on any customer to provide 10% or more of revenues.

Note 17. Reportable Operating Segments (continued)

Old Kent began transitioning to line of business management during 1997 and continued through 1998. As a result, management has concluded that it is impracticable to recreate data in a manner that allows for comparison of 1997 to 1998 and 1999. The following table summarizes information about reportable operating segments' profit and loss and segments' assets as of December 31, 1999 and 1998:

	Year ended December 31, 1999							
	Corporate Banking	Retail Banking	Community Banking	Investment & Insurance	Mortgage Banking	Treasury	Reconciling Items*	Consolidated Total
	(dollars in thousands)							
Net interest revenues	$155,319	$280,841	$174,598	$19,739	$47,294	$(591)	—	$677,200
Provision for loan losses	7,390	9,457	4,572	770	4,093	(107)	—	26,175
Non-interest revenues and fees	17,231	66,145	38,616	107,195	189,776	5,797	—	424,760
Depreciation and amortization	7,706	21,566	11,311	4,324	11,590	2,865	—	59,362
Segment income taxes	39,743	38,055	32,859	16,419	21,772	(3,671)	(8,400)	136,777
Net segment profit (after taxes)	69,424	67,578	61,337	29,848	23,156	18,796	(17,600)	252,539
Segment assets	3,547,831	3,918,467	2,844,415	338,354	2,031,647	5,289,118	—	17,969,832
Segment loans	3,558,319	3,627,999	2,725,432	275,383	649,718	1,230,210	—	12,067,061
Segment allowance for loan losses	77,675	48,105	47,830	4,233	5,249	1,195	—	184,287
Net segment loans	3,480,644	3,579,894	2,677,602	271,150	644,469	1,229,015	—	11,882,774
Segment deposits	982,501	7,740,253	3,271,642	483,581	2,100	1,214,935	—	13,695,012

	Year ended December 31, 1998							
	Corporate Banking	Retail Banking	Community Banking	Investment & Insurance	Mortgage Banking	Treasury	Reconciling Items*	Consolidated Total
	(dollars in thousands)							
Net interest revenues	$146,193	$269,795	$171,566	$16,397	$27,299	$15,118	—	$646,368
Provision for loan losses	12,045	12,347	16,459	899	1,252	716	3,500	47,218
Non-interest revenues and fees	16,439	58,932	47,791	94,362	148,687	3,267	—	369,478
Depreciation and amortization	7,763	19,557	11,460	4,128	8,001	3,852	—	54,761
Segment income taxes	31,317	35,885	32,216	11,575	15,193	1,000	(8,815)	118,371
Net segment profit (after taxes)	57,865	66,097	61,275	20,857	16,701	22,206	(19,678)	225,323
Segment assets	3,096,064	2,574,580	2,565,990	265,288	3,404,540	6,707,163	—	18,613,625
Segment loans	3,092,319	2,419,796	2,431,477	220,938	261,569	1,793,979	—	10,220,078
Segment allowance for loan losses	73,000	45,000	54,000	4,200	1,672	1,733	—	179,605
Net segment loans	3,019,319	2,374,796	2,377,477	216,738	259,897	1,792,246	—	10,040,473
Segment deposits	852,476	8,113,660	3,420,381	363,113	7,463	1,656,346	—	14,413,439

* *The reconciling items in the table reflect one-time charges related to Old Kent's mergers during 1998 and 1999. During 1999 Old Kent merged with CFSB and Pinnacle. Merger charges related to these transactions totaled $17.6 million after-tax. During 1998 Old Kent merged with First Evergreen Corporation. Merger charges related to this transaction totaled $19.7 million after-tax. These mergers are described in more detail in Note 2.*

Note 18. Earnings per Share

The following table reconciles the numerators and denominators used in the calculations of basic and diluted earnings per share for each of the last three years:

	1999	1998	1997
Numerators:			
Numerator for both basic and diluted earnings per share, net income	$252,539,000	$225,323,000	$223,520,000
Denominators:			
Denominator for basic earnings per share, average outstanding common shares	118,700,000	123,512,000	129,374,000
Potential dilutive shares resulting from employee stock plans	1,015,000	1,254,000	1,072,000
Denominator for diluted earnings per share	119,715,000	124,766,000	130,446,000
Earnings per Share:			
Basic	$2.13	$1.82	$1.73
Diluted	$2.11	$1.81	$1.71

Note 19. Commitments and Contingencies

Certain facilities and equipment are leased under noncancelable operating lease agreements which expire at various dates through the year 2021. The aggregate minimum rental commitments are as follows:

	Year ending December 31		
	Premises	Equipment	Total
	(dollars in thousands)		
2000	$14,080	$3,763	$17,843
2001	11,521	1,898	13,419
2002	9,501	959	10,460
2003	6,088	163	6,251
2004	3,981	14	3,995
Thereafter	12,443	—	12,443
Total minimum payments	$57,614	$6,797	$64,411

Rental expense charged to operations in 1999, 1998, and 1997, amounted to approximately $19,211,000, $14,876,000 and $11,201,000, respectively, including amounts paid under short-term cancelable leases. Certain leases contain provisions for renewal and purchase options, and require payment of property taxes, insurance and related expenses.

Included as a reduction of Old Kent's occupancy expense is building rental income of approximately $4,379,000, $3,929,000 and $3,790,000, for 1999, 1998, and 1997, respectively.

At December 31, 1999, Old Kent and its subsidiaries were parties, both as plaintiff and as defendant, to a number of lawsuits which arose in the ordinary course of business. In the opinion of management, after consultation with the Corporation's counsel, the ultimate resolution of these matters will not have a material effect on the Corporation's consolidated financial position or results of operations.

Note 20. Financial Instruments with Off-Balance Sheet Risk

Old Kent utilizes various derivative financial instruments in the normal course of business both as part of its risk management strategy and as a means to meet customer needs. The activities which currently employ financial derivatives are interest rate risk management, corporate banking, mortgage banking, and foreign exchange operations. Old Kent also enters into commitments to extend credit and letters of credit in connection with its lending activities.

Interest Rate Risk Management

The Corporation's asset/liability management focuses on limiting the volatility of both earnings and the value of capital that can result from changes in market interest rates. Interest rate risk exists to the extent that interest-earning assets and interest-bearing liabilities have different maturity or repricing characteristics. The Corporation uses investment security and wholesale funding instruments to manage its exposure to interest rate risk. Interest rate swap contracts are also used as a means to manage interest rate risk.

Interest rate swap contracts involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Notional amounts are used in such contracts to calculate interest payments due to each counterparty and do not represent credit exposure. Old Kent pays a floating rate and receives a fixed rate for the majority of its swaps, which are hedges related to prime rate based loans. Old Kent pays a fixed rate and receives a floating rate on swaps that hedge certain floating rate liabilities.

Old Kent's credit risk in these contracts relates to the failure of a counterparty to pay according to the contractual terms of the swap agreement. The Corporation manages the credit risk of its interest rate swap agreements through credit approvals, risk control limits and ongoing monitoring procedures. Credit exposure is represented by the fair value of interest rate swaps with a positive fair value, adjusted for accrued interest.

	December 31			
	1999		1998	
	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
	(dollars in thousands)			
Swap Categories:				
Receive fixed/pay floating	$1,019,917	$2,423	$819,917	$19,668
Receive floating/pay fixed	400,000	4,175	50,000	—
	$1,419,917	$6,598	$869,917	$19,668

Note 20. Financial Instruments with Off-Balance Sheet Risk (continued)

Corporate Banking

Old Kent has entered into interest rate cap, floor, and swap agreements with corporate clients to assist them in managing their business risks. The Corporation mitigated its exposure to interest rate risk in these contracts by entering into offsetting positions with authorized counterparties. The credit risk from such agreements represents the possibility of a counterparty not paying according to the terms of the contract. This credit risk is controlled through credit approvals, risk control limits, and ongoing monitoring procedures. Credit exposure is represented by the fair value of interest rate contracts with a positive fair value, adjusted for accrued interest where applicable.

	December 31			
	1999		1998	
	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
	(dollars in thousands)			
Interest rate caps sold	$26,000	$ —	$26,000	$ —
Interest rate caps purchased	26,000	227	26,000	105
Interest rate floors sold	26,000	—	26,000	—
Interest rate floors purchased	26,000	57	26,000	366
Receive fixed/pay floating swap	6,500	—	6,500	—
Receive floating/pay fixed swap	6,500	597	6,500	117

Mortgage Banking

The Corporation uses forward sales, futures, and option contracts to protect the value of residential mortgage loans that are being underwritten or warehoused for future sale to investors in the secondary market. Adverse market interest rate changes, between the time that a customer receives a rate-lock commitment and when the fully-funded mortgage loan is sold to an investor, can erode the value of that mortgage. Therefore, Old Kent enters into forward sales and futures contracts and purchases exchange-traded option contracts to mitigate the interest rate risk associated with the origination and sale of mortgage loans. Old Kent accepts credit risk in forward sales contracts to the extent of nonperformance by a counterparty, in which case Old Kent would be compelled to sell the mortgages to another party at the current market price. The credit exposure of forward sales, futures, and option contracts represents the aggregate value of contracts with a positive fair value.

	December 31			
	1999		1998	
	Contractual Amount	Credit Exposure	Contractual Amount	Contractual Amount
	(dollars in thousands)			
Mortgage forward sales	$618,000	$5,290	$2,257,013	$1,304
Futures and options	389,000	460	390,000	80

Old Kent began utilizing Treasury futures and options in 1998 to hedge the value of its mortgage servicing rights that could result from falling mortgage rates and increased mortgage prepayments. The credit risk inherent in these transactions relates to the possibility of a counterparty not paying according to the terms of the contract, however this risk is minimal in these hedge instruments since exchange traded futures and options contracts are used. The credit exposure is represented by the aggregate value of futures, puts, and calls with a positive fair value. There were no contracts of this type outstanding as of December 31, 1999.

	December 31, 1998			
	Expiration Date	Number of Contracts	Notional Amount	Credit Exposure
	(dollars in thousands)			
Ten-year Treasury note futures	March 1999	1,666	$166,600	$ —
Ten-year Treasury note put options	March 1999	(1,516)	151,600	—
Ten-year Treasury note call options	March 1999	1,192	119,200	887

Note 20. Financial Instruments with Off-Balance Sheet Risk (continued)

Foreign Exchange Contracts

Old Kent enters into foreign exchange forward contracts to purchase or sell foreign currencies at a future date at a predetermined exchange rate. These contracts are used to assist customers with international transactions denominated in foreign currencies. The Corporation manages its exposure to foreign currency fluctuations by entering into offsetting contracts with authorized counterparties, usually foreign banks. The credit risk inherent in these transactions relates to the possibility of failure by a counterparty to fulfill its purchase or delivery responsibility, whereby Old Kent would execute the transaction with another counterparty at the prevailing currency exchange rate.

The credit exposure of Old Kent's foreign exchange contracts represents the aggregate value of contracts with a positive fair value. The extension of foreign exchange credit facilities to counterparties follows the same approval process as other credit facilities. The majority of Old Kent's foreign exchange contracts relate to major currencies such as Canadian Dollars, British Pounds Sterling, German Deutschemarks, Japanese Yen, Italian Lira, and French Francs.

	December 31			
	1999		1998	
	Contractual Amount	Credit Exposure	Contractual Amount	Credit Exposure
	(dollars in thousands)			
Foreign exchange forward contracts	$32,211	$798	$10,774	$134

Commitments

Commitments to extend credit are agreements to lend cash to a customer as long as there is no breach of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The majority of Old Kent's loan commitments have maturities that are less than one year and reflect the prevailing market rates at the time of the commitment. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by Old Kent, upon extension of credit is based upon management's credit evaluation of the counterparty. Standby and commercial letters of credit are Old Kent's conditional commitments to guarantee the performance of a customer to another party. The Corporation's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. Old Kent uses the same credit underwriting policies in making commitments and issuing letters of credit as it does for its other lending activities.

	Contractual Amount at December 31,	
	1999	1998
	(dollars in millions)	
Commitments to extend credit	$5,187	$5,358
Standby and commercial letters of credit	493	470

Note 21. Estimated Fair Value of Financial Instruments

In accordance with Statement of Financial Accounting Standards No. 107, ''Disclosures about Fair Value of Financial Instruments'' (''SFAS No. 107''), the following methods and assumptions were used to estimate the fair value of each significant class of financial instrument, as defined by SFAS No. 107, for which it is practicable to estimate that value.

Note 21. Estimated Fair Value of Financial Instruments (continued)

The estimated fair values of financial instruments, as shown below, are not intended to reflect the estimated liquidation or market value of the Corporation taken as a whole. The disclosed fair value estimates are limited to Old Kent's significant financial instruments. These include financial instruments recognized as assets and liabilities on and off the Consolidated Balance Sheet. The estimated fair values shown below do not include any value for assets and liabilities which are not financial instruments as defined by SFAS No. 107, such as the value of real property, the value of ''core deposit intangibles,'' the value of mortgage servicing rights, nor the value of anticipated future business.

The estimated fair value amounts were determined using available market information, current pricing information applicable to Old Kent and various valuation methodologies. Where market quotations were not available for financial instruments, considerable management judgment was involved in the determination of estimated fair values. Therefore, the estimated fair value of financial instruments shown below may not be representative of the amounts at which they could be exchanged in a current or future transaction. Due to the inherent uncertainties of expected cash flows of financial instruments, the use of alternate valuation assumptions and methods could have a significant effect on the derived estimated fair value amounts.

Cash and cash equivalents, interest receivable and interest payable

For these short-term instruments, the carrying amount was deemed to be a reasonable estimate of fair value.

Interest-earning deposits

The estimated fair value of these holdings was calculated by discounting the expected future cash flows using rates applicable to similar instruments with the same remaining maturity.

Trading account securities, securities available-for-sale and securities held-to-maturity

The estimated fair values were based upon quoted market or dealer prices.

Net loans and mortgages held-for-sale

Generally, the fair value of loans was estimated by discounting the expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. For certain variable rate loans that reprice frequently the estimated fair value is equal to the carrying value. For mortgages held-for-sale the estimated fair value is equal to the carrying value adjusted for any price appreciation or depreciation due to changes in secondary market prices and other inherent values.

Deposit liabilities

The fair value of fixed-maturity time deposits was estimated using the rates currently offered for deposits of similar remaining maturities. The fair value of demand and savings deposits is the amount payable on demand at the reporting date.

Other borrowed funds

The carrying amount was deemed to be a reasonable estimate of fair value for all instruments that had either short-term maturities or variable repricing structures. The fair value of medium-term fixed rate borrowed funds was estimated by discounting the expected future cash flows using current interest rates at which similar borrowings could be made at comparable maturities.

Subordinated debt

The fair value of subordinated debt was based on quoted market prices.

Note 21. Estimated Fair Value of Financial Instruments (continued)

Capital securities

The carrying amount of these debentures was deemed to be a reasonable estimate of their fair value due to their adjustable rate structure.

Off-balance sheet financial instruments

The carrying value of Old Kent's interest rate contracts represents accrued interest as reflected in the consolidated balance sheets. The estimated fair value of interest rate contracts was based upon dealer or third-party quotations for the amount which might be realized from a transfer, sale or termination of such agreements. The fair value of Old Kent's commitments to extend credit, its outstanding letters of credit and foreign exchange contracts are insignificant.

The following summarizes the carrying value and estimated fair value of financial instruments:

	December 31			
	1999		1998	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(dollars in thousands)			
Financial Assets:				
Cash and cash equivalents	$626,069	$626,069	$676,855	$676,855
Interest-earning deposits	155	155	7,578	7,578
Trading account securities	—	—	349,090	349,090
Securities available-for-sale	2,614,168	2,614,168	3,335,502	3,335,502
Securities held-to-maturity	609,243	590,348	803,745	823,610
Mortgages held-for-sale	900,031	923,881	2,269,694	2,312,750
Net loans	11,882,774	11,992,219	10,040,473	10,390,484
Interest receivable	124,568	124,568	113,136	113,136
Financial Liabilities:				
Non-interest-bearing deposits	2,040,350	2,040,350	2,244,534	2,244,534
Interest-bearing deposits — no maturities	5,306,108	5,306,108	5,122,008	5,122,008
Interest-bearing deposits — fixed maturities	6,348,555	6,335,495	7,046,898	7,083,705
Other borrowed funds	2,550,877	2,540,117	2,404,971	2,406,664
Interest payable	55,107	55,107	53,135	53,135
Subordinated debt	100,000	95,910	100,000	104,510
Capital securities	100,000	100,000	100,000	100,000
Interest Rate Contracts Relating To:				
Assets: Commercial loans	3,803	(8,503)	3,925	15,744
Mortgages held-for-sale	—	5,007	—	(3,554)
Liabilities	(208)	4,383	—	(953)

Note 22. Condensed Financial Information of the Parent Company

The condensed financial information of the parent company, Old Kent Financial Corporation, is summarized as follows:

Condensed Balance Sheet

	December 31	
	1999	1998
	(dollars in thousands)	
Assets:		
Cash and cash equivalents	$1,747	$3,394
Interest-earning deposits and other securities	94,231	149,837
Premises and equipment	13,201	10,099
Investment in and advances to subsidiaries	1,350,544	1,418,882
Other assets	52,052	55,350
Total Assets	$1,511,775	$1,637,562
Liabilities and Shareholders' Equity:		
Other borrowed funds	$ —	$20,750
Long-term debt	203,093	203,093
Accrued expenses and other liabilities	81,809	92,965
Total Liabilities	284,902	316,808
Shareholders' Equity	1,226,873	1,320,754
Total Liabilities and Shareholders' Equity	$1,511,775	$1,637,562

Condensed Statement of Income

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Income:			
Dividends from subsidiaries	$244,166	$347,513	$180,794
Service fees from subsidiaries	89,065	69,801	60,459
Interest and other	12,292	19,503	13,566
Total income	345,523	436,817	254,819
Expenses:			
Interest	14,483	17,684	17,939
Salaries and benefits	47,779	53,662	51,214
Occupancy	4,548	5,340	4,795
Equipment	7,790	7,441	7,559
Other	44,906	40,499	30,652
Total expenses	119,506	124,626	112,159
Income before income taxes and equity in undistributed net income of subsidiaries	226,017	312,191	142,660
Income tax benefit	5,202	11,520	12,197
Income before equity in undistributed net income of subsidiaries	231,219	323,711	154,857
Equity in undistributed net income of subsidiaries	21,320	(98,388)	68,663
Net Income	$252,539	$225,323	$223,520

Note 22. Condensed Financial Information of the Parent Company (continued)

Condensed Statement of Cash Flows

	Year ended December 31		
	1999	1998	1997
	(dollars in thousands)		
Cash flows from operating activities:			
Net income	$252,539	$225,323	$223,520
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(21,320)	98,388	(68,663)
Depreciation, amortization and accretion	9,725	11,563	12,686
Net gains on sales of assets	(6,855)	(11,358)	(2,843)
Net change in other assets	(1,842)	(3,495)	(8,928)
Net change in other liabilities	(5,193)	(6,844)	24,849
Net cash provided by operating activities	227,054	313,577	180,621
Cash flows from investing activities:			
Net change in interest-earning assets	54,093	20,111	(10,777)
Net change in investment in and advances to subsidiaries	(2,878)	(118)	(5,510)
Purchases of leasehold improvements, premises & equipment, net	(6,138)	(4,731)	(3,216)
Net cash provided by (used for) investing activities	45,077	15,262	(19,503)
Cash flows from financing activities:			
Payments on other borrowed funds	(20,750)	(23,075)	(34,523)
Proceeds from other borrowings	—	23,825	21,600
Issuance of long-term debt, net	—	—	97,872
Proceeds from common stock issuances	23,107	20,776	27,420
Repurchases of common stock	(178,626)	(257,508)	(196,180)
Dividends paid to shareholders	(97,509)	(96,048)	(80,791)
Net cash used for financing activities	(273,778)	(332,030)	(164,602)
Net decrease in cash and cash equivalents	(1,647)	(3,191)	(3,484)
Cash and cash equivalents at beginning of year	3,394	6,585	10,069
Cash and cash equivalents at end of year	$1,747	$3,394	$6,585

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank may make to its parent company. As of January 2000, the subsidiary banks may distribute to the parent company, in addition to their 2000 net income, approximately $8.6 million in dividends without written approval from bank regulatory agencies. The remaining net assets of subsidiary banks, approximating $1.3 billion at December 31, 1999, are unavailable for transfer to the parent company without prior regulatory consent.

Note 23. Risk Based Capital

The Corporation and its subsidiary banks are subject to various regulatory capital requirements administered by federal and other banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on the Corporation's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of the

Note 23. Risk Based Capital (continued)

Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation and its subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of core (Tier 1) capital, total capital and leverage ratios. Management believes, as of December 31, 1999, that the Corporation and its subsidiary banks meet all capital adequacy requirements to which it is subject.

In the most recent examinations by Federal and State regulatory agencies, the Corporation and its subsidiary banks were categorized as ''well capitalized'' under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation and its subsidiary banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Corporation's or its subsidiary banks' categories.

The following summarizes the Corporation's, and its subsidiary banks' regulatory capital ratios at December 31, 1999 and 1998:

	Actual		For Capital Adequacy Purposes		To Be "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in millions)			
As of December 31, 1999:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$1,548	11.11%	$1,115	8.00%	$1,393	10.00%
Old Kent Bank	1,441	10.53	1,095	8.00	1,368	10.00
Old Kent Bank, N.A.	11	10.02	9	8.00	11	10.00
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	1,273	9.14	557	4.00	836	6.00
Old Kent Bank	1,270	9.28	547	4.00	821	6.00
Old Kent Bank, N.A.	10	8.95	4	4.00	7	6.00
Leverage Ratio (to Average Assets)						
Consolidated	1,273	7.17	532	3.00	887	5.00
Old Kent Bank	1,270	7.25	526	3.00	876	5.00
Old Kent Bank, N.A.	10	7.69	4	3.00	6	5.00
As of December 31, 1998:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$1,505	11.72%	$1,027	8.00%	$1,284	10.00%
Old Kent Bank	1,393	11.16	999	8.00	1,248	10.00
Old Kent Bank, N.A.	10	10.64	8	8.00	9	10.00
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	1,246	9.71	514	4.00	770	6.00
Old Kent Bank	1,239	9.92	500	4.00	749	6.00
Old Kent Bank, N.A.	9	9.39	4	4.00	6	6.00
Leverage Ratio (to Average Assets)						
Consolidated	1,246	6.97	537	3.00	895	5.00
Old Kent Bank	1,239	7.02	529	3.00	882	5.00
Old Kent Bank, N.A.	9	7.71	3	3.00	6	5.00

Board of Directors and Senior Management

Board of Directors†

Richard L. Antonini
Retired Chairman, President and Chief Executive Officer,
Foremost Corporation of America
(a specialty property and casualty insurer)

John D. Boyles
Attorney-at-Law,
Verspoor, Waalkes, Lalley, Slotsema & Talen, P.C.

William P. Crawford
President and Chief Executive Officer,
Steelcase Design Partnership
(manufacturer of office systems)

Dick DeVos
President,
Amway Corporation
(manufacturer of home and personal care products)

William G. Gonzalez
Retired President and Chief Executive Officer,
Spectrum Health
(integrated healthcare network)

James P. Hackett
President and Chief Executive Officer,
Steelcase Inc.
(manufacturer of office systems)

Erina Hanka
President,
Suspa Inc.
(manufacturer of lift, support, dampening, and adjustment devices)

Michael J. Jandernoa
Chairman and Chief Executive Officer,
Perrigo Company
(manufacturer of store-brand health products)

Kevin T. Kabat
Vice Chairman of the Corporation,
and President of Old Kent Bank

Fred P. Keller
Chairman and Chief Executive Officer,
Cascade Engineering, Inc.
(manufacturer of plastic and injection molded automotive, seating, and container products)

John P. Keller
President,
Keller Group, Inc.
(a diversified manufacturer)

Hendrik G. Meijer
Co-Chairman,
Meijer, Inc.
(food and general merchandise retailer)

Percy A. Pierre, Ph.D.
Professor of Electrical Engineering,
Michigan State University

Marilyn J. Schlack
President,
Kalamazoo Valley Community College

Peter F. Secchia
Chairman,
Universal Forest Products, Inc.
(manufacturer and distributor of building supplies)

David J. Wagner
Chairman, President and Chief Executive Officer of the Corporation, and Chairman and Chief Executive Officer of Old Kent Bank

Margaret Sellers Walker
Professor of Public Administration,
School of Public and Nonprofit Administration,
Grand Valley State University

Robert H. Warrington
Vice Chairman of the Corporation,
and Chairman of Old Kent Mortgage Company

†Board of Directors committees and committee members are listed on page 4 of the attached Proxy Statement.

Senior Policy Committee

*Mark F. Furlong**
Executive Vice President,
Chief Financial Officer,
Old Kent Financial Corporation

*Kevin T. Kabat**
Vice Chairman,
Old Kent Financial Corporation;
President,
Old Kent Bank

*Kenneth C. Krei**
Executive Vice President,
Investment and Insurance Services,
Old Kent Financial Corporation

*David C. Schneider**
Executive Vice President,
Retail Strategy and Product Development,
Old Kent Financial Corporation

*Daniel W. Terpsma**
Executive Vice President,
Corporate Banking,
Old Kent Financial Corporation;
President,
Old Kent Bank-*Illinois*

*Michelle L. Van Dyke**
Executive Vice President,
Retail Distribution,
Old Kent Financial Corporation

*David J. Wagner**
Chairman, President and Chief Executive Officer,
Old Kent Financial Corporation;
Chairman and Chief Executive Officer,
Old Kent Bank

*Robert H. Warrington**
Vice Chairman,
Old Kent Financial Corporation;
Chairman,
Old Kent Mortgage Company

Other Senior Officers

*Mary Ellen Baker**
Executive Vice President,
Corporate Operations and Technology,
Old Kent Financial Corporation

*Gary S. Bernard**
Senior Vice President,
Consumer Lending,
Old Kent Bank

*Donald R. Britton**
President and Chief Executive Officer,
Old Kent Mortgage Company

*Steven D. Crandall**
Senior Vice President,
Human Resources,
Old Kent Financial Corporation

*David A. Dams**
Executive Vice President,
Corporate Banking,
Old Kent Bank

*Gregory K. Daniels**
Senior Vice President,
Chief Information Officer,
Old Kent Financial Corporation

*Stanlee P. Greene, Jr.**
Senior Vice President,
Sales and Marketing,
Old Kent Financial Corporation

*Joseph T. Keating**
Senior Vice President,
Old Kent Bank;
President,
Lyon Street Asset Management Company

*Larry S. Magnesen**
Senior Vice President,
Business Banking,
Old Kent Bank

Richard A. McGarrity
Senior Vice President,
Corporate Finance,
Old Kent Financial Corporation

*Ronald C. Mishler**
Senior Vice President and Treasurer,
Old Kent Financial Corporation

Janet S. Nisbett
Senior Vice President and Controller,
Old Kent Financial Corporation;
Senior Vice President and Controller,
Old Kent Bank

Albert T. Potas
Senior Vice President,
Investor Relations,
Old Kent Financial Corporation

Walter J. Smiechewicz
Senior Vice President,
Chief Risk Officer,
Old Kent Financial Corporation

Mary E. Tuuk
Senior Vice President and Secretary,
Legal Coordinator,
Old Kent Financial Corporation

*Michael J. Whalen**
Senior Vice President,
Senior Credit Officer,
Old Kent Financial Corporation

* Member of Management Group